Exhibit 99.1

CANADIAN PACIFIC RAILWAY COMPANY

and

WELLS FARGO BANK, NATIONAL ASSOCIATION

as Trustee

INDENTURE

made as of September 11, 2015

Providing for the issue of

Debt Securities

in unlimited principal amount

i

(cont’d)

(cont’d)

(cont’d)

(cont’d)

v

CANADIAN PACIFIC RAILWAY COMPANY

Reconciliation and tie between Trust Indenture Act of 1939, as amended and Indenture, dated as of September 11, 2015

Trust Indenture Act	Indenture Section

§310(a)(1)	6.09
(a)(2)	6.09
(b)	6.08, 6.10
(c)	Not Applicable
§311(a)	Not Applicable
(b)	Not Applicable
(c)	Not Applicable
§312(a)	Not Applicable
(b)(1)	Not Applicable
(c)	15.01
§313(a)	15.02
(b)	15.02
(c)	15.02
(d)	15.02
§314(a)	15.03, 9.02
(a)(4)	9.02
(b)	Not Applicable
(c)(1)	1.02
(c)(2)	1.02
(d)	Not Applicable
(e)	1.02
(f)	Not Applicable
§315(a)	6.01(a)
(b)	6.14
(c)	6.01(b)
(d)	6.01(c)
(d)(1)	6.01(a), 6.01(c)
(d)(2)	6.01(c)
(d)(3)	6.01(c)
(e)	5.15
§316(a)(1)(A)	5.13
(a)(1)(B)	5.03, 5.14
(a)(2)	Not Applicable
(b)	5.09
(c)	1.04(e)
§317(a)(1)	5.04
(a)(2)	5.05
(b)	9.05
§318(a)	1.12

INDENTURE is made as of September 11, 2015 between Canadian Pacific Railway Company, a corporation governed by the laws of Canada, and having its registered office at the City of Calgary in the Province of Alberta, Canada (the “Corporation”), and Wells Fargo Bank, National Association, a national banking association organized and existing under the laws of the United States of America, as trustee (the “Trustee”).

WHEREAS the Corporation has duly authorized the execution and delivery of this Indenture to provide for the issuance from time to time of its debentures, notes or other evidences of indebtedness (collectively, the “Securities”), to be issued in one or more series as in this Indenture provided and has selected Wells Fargo Bank, National Association to act as Trustee hereunder;

WHEREAS this Indenture is subject to the provisions of the Trust Indenture Act of 1939, as amended, that are required to be part of this Indenture and shall, to the extent applicable, be governed by such provisions; and

WHEREAS all things necessary to make this Indenture a valid and legally binding agreement in accordance with its terms have been done;

NOW THEREFORE THIS INDENTURE WITNESSES THAT:

For and in consideration of the premises and the purchase of the Securities by the Holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of the respective Holders from time to time of the Securities and of the Coupons, if any, appertaining thereto, as follows:

ARTICLE I

DEFINITIONS AND OTHER PROVISIONS

OF GENERAL APPLICATION

SECTION 1.01 Definitions. For all purposes of this Indenture and in the Securities, except as otherwise expressly provided or unless the subject matter or context otherwise requires:

“accelerated indebtedness” has the meaning specified in Section 5.01.

“Act”, when used with respect to any Holder, has the meaning specified in Section 1.04;

“Additional Amounts” has the meaning specified in Section 9.08.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control”, when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing;

“Authenticating Agent” means, with respect to the Securities of any series, any Person authorized by the Trustee to act on behalf of the Trustee to authenticate the Securities of such series;

“Authorized Agent” has the meaning specified in Section 1.18;

“Authorized Newspaper” means a newspaper (which, in the case of Canada, will, if practicable, be either The Globe & Mail or the National Post, in the case of The City of New York, will, if practicable, be The Wall Street Journal (Eastern Edition), in the case of the United Kingdom, will, if practicable, be The Financial Times (London Edition) and, in the case of Luxembourg, will, if practicable, be The Luxembourg Wort), printed in an official language of the country of publication, customarily published at least once a day for at least five days in each calendar week and of general circulation in Canada, The City of New York, the United Kingdom or Luxembourg, as applicable. If it shall be impractical, in the opinion of the Corporation, to make any publication of any notice required hereby in an Authorized Newspaper, any publication or other notice in lieu thereof which is made or given shall constitute a sufficient publication of such notice;

“Borrowed Money” means Indebtedness in respect of moneys borrowed (including interest and other charges in respect thereof) and moneys raised by the issue of notes, bonds, debentures or other evidences of moneys borrowed;

“Business Day”, when used with respect to any Place of Payment and subject to Section 1.14, means a day other than a Saturday or a Sunday and other than a day on which banking institutions in such Place of Payment are authorized or obligated by law or regulation to close;

“Canadian Taxes” has the meaning specified in Section 9.08;

“Capital Lease Obligation” means the obligation of a Person, as lessee, to pay rent or other amounts to the lessor under a lease of real or personal property which is required to be classified and accounted for as a capital lease on a consolidated balance sheet of such Person in accordance with GAAP;

“Commission” means the U.S. Securities and Exchange Commission, as from time to time constituted, created under the Securities Exchange Act of 1934, or if at any time after the execution of this Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time;

“Component Currency” has the meaning specified in Section 3.11;

“Consolidated Net Tangible Assets” means the total amount of assets determined on a consolidated basis after deducting therefrom:

(i) all current liabilities (excluding any Indebtedness classified as a current liability and any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed);

(ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles; and

(iii) appropriate adjustments on account of minority interests of other Persons holding stock of the Corporation’s Subsidiaries,

all as set forth on the most recent balance sheet of the Corporation and its consolidated Subsidiaries and computed in accordance with GAAP;

“Conversion Date” has the meaning specified in Section 3.11(b);

“Conversion Event” means the cessation of use of (i) a Foreign Currency (other than the Euro or other currency unit) both by the government of the country which issued such Currency and by a central bank or other public institution of or within the international banking community for the settlement of transactions, (ii) the Euro or (iii) any currency unit (or composite currency) other than the Euro for the purposes for which it was established;

“Corporate Trust Office” means the office of the Trustee at which its corporate trust business, with regard to this Indenture and the transactions completed hereunder, at any particular time, shall be principally administered, which office at the date hereof is located at 150 East 42nd Street, 40th Floor, New York, New York 10017, Attention: Corporate Trust Services, Administrator – Canadian Pacific Railway Company;

“Corporation” means Canadian Pacific Railway Company until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Corporation” shall mean such successor Person;

“Corporation Order” or “Corporation Request” means a written order or request of the Corporation, signed by any two of its Officers holding office at the time of signing, delivered to the Trustee;

“Corporation’s Auditors” means an independent firm of chartered accountants duly appointed as auditors of the Corporation;

“Counsel” means any barrister or solicitor or attorney or firm of barristers or solicitors or attorneys who may be counsel for, or (except in the case of an Opinion of Counsel delivered pursuant to Section 10.08 or as otherwise provided) an employee of, the Corporation;

“Coupon” means any interest coupon appertaining to a Security;

“covenant defeasance” has the meaning specified in Section 12.03;

“Currency” means any currency or currencies, composite currency or currency unit or currency units, including, without limitation, the Euro, issued by the government of one or more countries or by any recognized confederation or association of such governments;

“Defaulted Interest” has the meaning specified in Section 3.07;

“defeasance” has the meaning specified in Section 12.02;

“Depositary” means, with respect to the Securities of any series issuable or issued in the form of one or more Registered Global Securities, the Person designated as Depositary by the Corporation pursuant to Section 3.01 until a successor Depositary shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Depositary” shall mean each Person who is then a Depositary hereunder; and if at any time there is more than one such Person, “Depositary” as used with respect to the Securities of any such series shall mean each Depositary with respect to the Registered Global Securities of such series;

“Director” means a director of the Corporation for the time being, and reference without more to action by the Directors means action by the Directors as a board or, whenever duly empowered, by the executive committee of the board;

“Directors’ Resolution” means a resolution, a copy of which is certified by the Secretary or an Assistant Secretary of the Corporation to have been duly adopted or consented to by the Directors and to be in full force and effect on the date of such certification, delivered to the Trustee;

“Dollars” and “$” means lawful money of Canada and “U.S. Dollars” and “U.S. $” means lawful money of the United States of America;

“Dollar Equivalent of the Currency Unit” has the meaning specified in Section 3.11(g);

“Dollar Equivalent of the Foreign Currency” has the meaning specified in Section 3.11(f);

“Election Date” has the meaning specified in Section 3.11(h);

“Euro” means the single Currency of the participating member states from time to time of the European Union described in legislation of the European Counsel for the Operation of a single unified European currency (whether known as the Euro or otherwise);

“Event of Default” has the meaning specified in Section 5.01;

“Exchange Rate Agent” means, with respect to Securities of or within any series, unless otherwise specified with respect to any Securities pursuant to Section 3.01, a New York Clearing House bank, designated pursuant to Section 3.01 or Section 3.12;

“Exchange Rate Officer’s Certificate” means a tested telex or a certificate setting forth (i) the applicable Market Exchange Rate and (ii) the Dollar or Foreign Currency amounts of principal (and premium, if any) and interest, if any (on an aggregate basis and on the basis of a Security having the lowest denomination principal amount determined in accordance with Section 3.02 in the relevant Currency), payable with respect to a Security of any series on the basis of such Market Exchange Rate, sent (in the case of a telex) or signed (in the case of a certificate) by the Treasurer, any Vice President or any Assistant Treasurer of the Corporation;

“Excluded Holder” has the meaning specified in Section 9.08;

“FATCA” means (a) Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended from time to time (including regulations and guidance thereunder) (the “Code”), (b) any successor version thereof, (c) any agreement entered into pursuant to Section 1471(b)(1) of the Code or (d) any law, regulation, rule or practice implementing an intergovernmental agreement or approach thereto;

“Foreign Currency” means a Currency issued by the government of a country other than the United States;

“GAAP” means, at any time, accounting principles generally accepted in the United States at the relevant time applied on a consistent basis, provided that, if reference to “GAAP” is in respect of any financial statements which are prepared in accordance with generally accepted accounting principles of Canada, “GAAP” shall mean generally accepted accounting principles in Canada as recommended in the Handbook of the Canadian Institute of Chartered Accountants at the relevant time, applied on a consistent basis;

“Government Obligations” means securities which are (i) direct obligations of the government which issued the currency in which the Securities of a particular series are denominated for the payment of which its full faith and credit is pledged or (ii) obligations of a Person the payment of which is unconditionally guaranteed as a full faith and credit obligation by such government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act of 1933 (United States of America), as amended) as custodian with respect to any such Government Obligation or a specific payment of principal of or interest on any such Government Obligation held by such custodian for the account of the holder of such depository receipt, provided that (except as provided by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of such Government Obligation or the specific payment of principal of or interest on such Government Obligation evidenced by such depository receipt;

“Holder” means (i) in the case of any Registered Security, the Person in whose name such Registered Security is registered in the Security Register and (ii) in the case of any Unregistered Security, the bearer of such Unregistered Security, or any Coupon appertaining thereto, as the case may be;

“Indebtedness” means and includes all items of indebtedness which, in accordance with GAAP, would be included in determining total liabilities as shown on the liability side of a balance sheet as at the date as of which Indebtedness is to be determined, but in any event including, without limitation, (1) obligations in respect of indebtedness for Borrowed Money secured by any Security Interest existing on property owned subject to such Security Interest, whether or not the obligations secured thereby shall have been assumed, and (2)

guarantees and other contingent obligations in respect of, or any obligations to purchase or otherwise acquire or service, indebtedness of any other Person;

“Indenture” means this instrument as originally executed and delivered or, if amended or supplemented as herein provided, as so amended or supplemented or both, and shall include the forms and terms of particular series of Securities established as contemplated by Section 3.01; provided, however, that, if at any time more than one Person is acting as Trustee under this instrument, “Indenture” shall mean, with respect to any one or more series of Securities for which such Person is Trustee, this instrument as originally executed or as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof and shall include the terms of particular series of Securities for which such Person is Trustee established as contemplated by Section 3.01, exclusive, however, of any provisions or terms which relate solely to other series of Securities for which such Person is not Trustee, regardless of when such terms or provisions were adopted, and exclusive of any provisions or terms adopted by means of one or more indentures supplemental hereto executed and delivered after such Person had become such Trustee but to which such Person, as such Trustee, was not a party;

“Interest Payment Date”, when used with respect to any Security, means the Stated Maturity of an installment of interest on such Security;

“Judgment Conversion Date” has the meaning specified in Section 1.17;

“Judgment Currency” has the meaning specified in Section 1.17;

“mandatory sinking fund payment” has the meaning specified in Section 11.01;

“Market Exchange Rate” means, unless otherwise specified with respect to any Securities pursuant to Section 3.01, (i) for any conversion involving a currency unit on the one hand and Dollars or any Foreign Currency on the other, the exchange rate between the relevant currency unit and Dollars or such Foreign Currency calculated by the method specified pursuant to Section 3.01 for the Securities of the relevant series, (ii) for any conversion of Dollars into any Foreign Currency, the noon (New York City time) buying rate for such Foreign Currency for cable transfers quoted in New York City as certified for customs purposes by the Federal Reserve Bank of New York and (iii) for any conversion of one Foreign Currency into Dollars or another Foreign Currency, the spot rate at noon local time in the relevant market at which, in accordance with normal banking procedures, the Dollars or Foreign Currency into which conversion is being made could be purchased with the Foreign Currency from which conversion is being made from major banks located in either New York City, Toronto, London or any other principal market for Dollars or such purchased Foreign Currency, in each case determined by the Exchange Rate Agent. Unless otherwise specified with respect to any Securities pursuant to Section 3.01, in the event of the unavailability of any of the exchange rates provided for in the foregoing clauses (i), (ii) and (iii), the Exchange Rate Agent shall use, in its sole discretion and without liability on its part, such quotation of the Federal Reserve Bank of New York as of the most recent available date, or quotations from one or more major banks in New York City, Toronto, London or another principal market for the Currency in question, or such other quotations as the Exchange Rate Agent shall deem appropriate. Unless otherwise specified by the Exchange Rate Agent, if there is more than one market for dealing in any Currency by reason of foreign exchange regulations or otherwise, the market to be used in respect of such Currency shall be that upon which a non-resident issuer of securities designated in such Currency would purchase such Currency in order to make payments in respect of such securities.

“Maturity”, when used with respect to any Security, means the date on which the principal of such Security or an installment of such principal becomes due and payable as therein or herein provided, whether at the Stated Maturity thereof, by declaration of acceleration, call for redemption or otherwise;

“Officer”, when used with respect to the Corporation, means the Chairman of the Board, the President, any Vice President, any Treasurer, any Assistant Treasurer, the Controller, any Assistant Controller, the Secretary or any Assistant Secretary of the Corporation;

“Officers’ Certificate” means a certificate of the Corporation, signed by any two Officers in their capacities as officers of the Corporation at the time of signing and not in their personal capacities, delivered to the Trustee;

“Opinion of Counsel” means a written opinion of Counsel;

“optional sinking fund payment” has the meaning specified in Section 11.01;

“Original Issue Discount Security” means any Security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 5.02;

“Outstanding”, when used with respect to Securities, means, as of any particular time, all such Securities theretofore authenticated and delivered under this Indenture, except:

(i) Securities theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;

(ii) Securities, or portions thereof, for whose payment or redemption money in the necessary amount has been theretofore deposited with the Trustee or any Paying Agent (other than the Corporation) in trust or set aside and segregated in trust by the Corporation (if the Corporation shall act as its own Paying Agent) for the Holders of such Securities; provided that, if such Securities are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made;

(iii) Securities which have been paid pursuant to Section 3.06 or have been mutilated, lost, stolen or destroyed and in exchange for or in lieu of which other Securities have been authenticated and delivered pursuant to this Indenture; and

(iv) Securities which have been defeased pursuant to Article Twelve;

provided, however, that in determining whether the Holders of the requisite principal amount of the Securities of any or all series then Outstanding have voted or have signed or given any request, demand, authorization, direction, notice, consent, requisition, waiver or other instrument or have taken any action or constitute a quorum at any meeting of Holders hereunder, (a) the principal amount of an Original Issue Discount Security which shall be deemed to be Outstanding for such purposes shall be the portion of the principal amount thereof that could be declared to be due and payable upon the occurrence of an Event of Default and the continuation thereof pursuant to the terms of such Original Issue Discount Security as of such time and (b) Securities owned by the Corporation, or any other obligor upon the Securities, or any Subsidiary or any Affiliate of the Corporation or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in conclusively relying upon any such request, demand, authorization, direction, notice, consent, requisition, waiver or other instrument or action or on the Holders present or represented at any meeting of Holders, only Securities which the Responsible Officer of the Trustee knows to be so owned shall be so disregarded;

“Parent” means Canadian Pacific Railway Limited;

“Paying Agent” means any Person authorized by the Corporation to pay the principal of (and premium, if any) or interest on any Securities on behalf of the Corporation;

“Periodic Offering” means an offering of Securities of any series from time to time, the specific terms of which Securities, including, without limitation, the rate or rates of interest, if any, thereon, the Stated Maturity or Stated Maturities thereof and the redemption provisions, if any, with respect thereto are to be determined by the Corporation or its agents upon the issuance of such Securities;

“Permitted Encumbrances” means any of the following:

(i) any Security Interest existing as of the date of the first issuance by us of the Securities issued pursuant to the Indenture, or arising thereafter pursuant to contractual commitments entered into prior to such issuance including without limitation, any outstanding Perpetual 4% Consolidated Debenture Stock of the Corporation, whether issued, pledged or vested in trust;

(ii) any Security Interest in favor of the Corporation or any of its wholly-owned Subsidiaries;

(iii) any Security Interest existing on the property of any Person at the time such Person becomes a Subsidiary, or arising thereafter pursuant to contractual commitments entered into prior to and not in contemplation of such Person becoming a Subsidiary;

(iv) any Security Interest on property of a Person which Security Interest exists at the time such Person is merged into, or amalgamated or consolidated with, the Corporation or a Subsidiary, or such property is otherwise acquired by the Corporation or a Subsidiary, provided that such Security Interest does not extend to property owned by the Corporation or such Subsidiary immediately prior to such merger, amalgamation, consolidation or acquisition;

(v) any Security Interest already existing on property acquired (including by way of lease) by the Corporation or any of its Subsidiaries at the time of such acquisition;

(vi) any Security Interest securing any Indebtedness incurred in the ordinary course of business and for the purpose of carrying on the same, repayable on demand or maturing within 12 months of the date when such Indebtedness is incurred or the date of any renewal or extension thereof;

(vii) any Security Interest in respect of (a) liens for taxes and assessments not at the time overdue or any liens securing workmen’s compensation assessments, unemployment insurance or other social security obligations; provided, however, that if any such liens, duties or assessments are then overdue, the Corporation or the Subsidiary, as the case may be, shall be prosecuting an appeal or proceedings for review with respect to which it shall be entitled to or shall have secured a stay in the enforcement of any such obligations, (b) any lien for specified taxes and assessments which are overdue but the validity of which is being contested at the time by the Corporation or the Subsidiary, as the case may be, in good faith, (c) any liens or rights of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease, (d) any obligations or duties, affecting the property of the Corporation or that of a Subsidiary to any municipality or governmental, statutory or public authority, with respect to any franchise, grant, license or permit and any defects in title to structures or other facilities arising from the fact that such structures or facilities are constructed or installed on lands held by the Corporation or the Subsidiary under government permits, leases, licenses or other grants, (e) any deposits or liens in connection with contracts, bids, tenders or expropriation proceedings, surety or appeal bonds, costs of litigation when required by law, public and statutory obligations and liens or claims incidental to current construction or operations including but not limited to, builders’, mechanics’, laborers’, materialmen’s, warehousemen’s, carrier’s and other similar liens, (f) the right reserved to or vested in any municipality or governmental or other public authority by any statutory provision or by the terms of any lease, license, franchise, grant or permit to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition to the continuance thereof, (g) any Security Interest the validity of which is being contested at the time by the Corporation or a Subsidiary in good faith or payment of which has been provided for by creation of a reserve in an amount in cash sufficient to pay the same in full, (h) any easements, rights-of-way and servitudes (including, without in any way limiting the generality of the foregoing, easements, rights-of-way and servitudes for railways, sewers, dykes, drains, gas and water mains or electric light and power or telephone conduits, poles, wires and cables) and minor defects, or irregularities of title that, in the opinion of the Corporation, will not in the aggregate materially and adversely impair the use or value of the land concerned for the purpose for which it is held by the Corporation or the Subsidiary, as the case may be, (i) any security to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with the operations of the Corporation or the Subsidiary, as the case may be, (j) any liens and privileges arising out of judgments or awards with respect to which the Corporation or the Subsidiary shall be prosecuting an appeal or proceedings for review and with respect to which it shall be entitled to or shall have secured a stay of execution pending such appeal or proceedings for review and (k) reservations, limitations, provisos and conditions, if any expressed in or affecting any grant of real or immoveable property or any interest therein;

(viii) any Security Interest in respect of any Purchase Money Obligation;

(ix) any extension, renewal, alteration or replacement (or successive extensions, renewals, alterations or replacements) in whole or in part, of any Security Interest referred to in the foregoing clauses (i) through (viii) inclusive, provided that the principal amount of the Indebtedness secured thereby on the date of such extension, renewal, alteration or replacement is not increased and the Security Interest is limited to the property or other assets which secured the Security Interest so extended, renewed, altered or replaced (plus improvements on such property or other assets or the proceeds thereof); and

(x) any Security Interest that would otherwise be prohibited (including any extensions, renewals, alterations or replacements thereof) provided that the aggregate Indebtedness outstanding and secured under this clause (x) does not (calculated at the time of the granting of the Security Interest) exceed an amount equal to 10% of Consolidated Net Tangible Assets.

“Person” means any individual, corporation, limited liability company, partnership, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof;

“Place of Payment”, when used with respect to the Securities of any series, means the place or places where the principal of (and premium, if any) and interest on the Securities of such series are payable as determined by or pursuant to this Indenture;

“Purchase Money Obligation” means any monetary obligation (including a Capital Lease Obligation) created, assumed or incurred prior to, at the time of, or within 180 days after the acquisition (including by way of lease), construction or improvement of any real or tangible personal property, for the purpose of financing all or any part of the purchase price or lease payments in respect thereof, provided that the principal amount of such obligation may not exceed the unpaid portion of the purchase price or lease payments, as applicable, and further provided that any security given in respect of such obligation shall not extend to any property other than the property acquired in connection with which such obligation was created or assumed and fixed improvements, if any, thereto or erected or constructed thereon and the proceeds thereof;

“Railroad Subsidiary” means a Subsidiary whose principal assets are Railway Properties;

“Railway Properties” means all main and branch lines of railway located in Canada or the United States, including all real property used as the right of way for such lines;

“Redemption Date”, when used with respect to any Security to be redeemed, means the date specified for such redemption in accordance with or pursuant to this Indenture;

“Redemption Price”, when used with respect to any Security to be redeemed, means the price at which such Security is to be redeemed in accordance with or pursuant to this Indenture;

“Registered Global Security” means a Security that evidences all or part of any series of Securities, is issued to the Depositary for such series, or its nominee, in accordance with Section 3.02 and bears the legend prescribed in Section 3.02;

“Registered Security” means any Security registered on the Security Register;

“Regular Record Date”, for the interest payable on any Interest Payment Date on the Registered Securities of any series, means the date specified for such purpose in accordance with or pursuant to this Indenture;

“Repayment Date” means, when used with respect to any Security to be repaid at the option of the Holder, the date fixed for such repayment pursuant to this Indenture;

“Required Currency” has the meaning specified in Section 1.17;

“Responsible Officer”, when used with respect to the Trustee, means any vice president, any assistant vice president, any trust officer or assistant trust officer, or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his or her knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture;

“Securities” has the meaning stated in the first recital of this instrument and more particularly means any Securities authenticated and delivered under this Indenture; provided, however, that if at any time there is more than one Person acting as Trustee under this Indenture, “Securities” with respect to the Indenture as to which such Person is Trustee shall have the meaning stated in the first recital of this Indenture and shall more particularly mean Securities authenticated and delivered under this Indenture, exclusive, however, of Securities of any series as to which such Person is not Trustee;

“Security Interest” means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not, but not including any security interest in respect of a lease which is not a Capital Lease Obligation or any encumbrance that may be deemed to arise solely as a result of entering into an agreement not in violation of the terms of the Indenture to sell or otherwise transfer assets or property;

“Security Register” and “Security Registrar” have the respective meanings specified in Section 3.05;

“Shareholders’ Equity” means, with respect to any Person, at any date, the aggregate of the Dollar amount of the outstanding share capital, the amount, without duplication, of any surplus, whether contributed or capital, and retained earnings, subject to any currency translation adjustment, all as set forth in such Person’s most recent annual consolidated balance sheet;

“Significant Subsidiary” means a Subsidiary that constitutes a “significant subsidiary” as defined in Rule 1-02 of Regulation S-X under the U.S. Securities Exchange Act of 1934, as amended;

“sinking fund payment date” has the meaning specified in Section 11.01;

“Special Record Date”, for the payment of any Defaulted Interest, means a date fixed by the Trustee pursuant to Section 3.07;

“Specified Amount” has the meaning specified in Section 3.11;

“Stated Maturity”, when used with respect to any Security or any installment of principal thereof or interest thereon, means the date specified in such Security and any Coupon appertaining thereto as the fixed date on which the principal of such Security or such installment of principal or interest is due and payable;

“Subsidiary” means any corporation or other Person of which there are owned, directly or indirectly, by or for the Corporation or by or for any corporation or other Person in like relation to the Corporation, Voting Shares or other interests which, in the aggregate, entitle the holders thereof to cast more than 50% of the votes which may be cast by the holders of all outstanding Voting Shares of such first mentioned corporation or other Person for the election of its directors or, in the case of any Person which is not a corporation, Persons having similar powers or (if there are no such persons) entitle the holders thereof to more than 50% of the income or capital interests (however called) thereon and includes any corporation in like relation to a Subsidiary;

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended, as in force at the date as of which this Indenture was executed, except as provided in Section 8.06;

“Trustee” means Wells Fargo Bank, National Association until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Trustee” shall mean or include each Person who is then a Trustee hereunder; and if at any time there is more than one such Person, “Trustee” as used with respect to the Securities of any series shall mean the Trustee with respect to the Securities of such series;

“United States” means the United States of America (including the states and the District of Columbia), its territories, possessions and other areas subject to its jurisdiction;

“Unregistered Security” means any Security other than a Registered Security;

“Valuation Date” has the meaning specified in Section 3.11(c);

“Vice President”, when used with respect to the Corporation or the Trustee, means any vice president, whether or not designated by a number or a word or words added before or after the title “vice president”;

“Voting Shares” means shares of capital stock of any class of a corporation and other interests of any other Persons having under all circumstances the right to vote for the election of the directors of such corporation or in the case of any Person which is not a corporation, Persons having similar powers or (if there are no such persons) income or capital interests (however called), provided that, for the purpose of this definition, shares or other interests which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened;

“Yield to Maturity” means the yield to maturity on a series of Securities, calculated at the time of issuance of such series, or, if applicable, at the most recent redetermination of interest on such series, in accordance with accepted financial practice;

All accounting terms not otherwise defined herein have the meanings assigned to them in accordance with GAAP;

The words “hereto”, “herein”, “hereof”, “hereby” and “hereunder” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision and references to Articles and Sections are to Articles and Sections of this Indenture; and

Words importing the singular number only include the plural and vice versa, words importing any gender include any other gender and any reference to any statute or other legislation shall be deemed to be a reference to such legislation as now enacted or as the same may from time to time be amended, re-enacted or replaced.

SECTION 1.02 Compliance Certificates and Opinions. Upon any application or request by the Corporation to the Trustee to take any action under any provision of this Indenture, the Corporation shall furnish to the Trustee an Officers’ Certificate stating that all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with and an Opinion of Counsel stating that in the opinion of such Counsel all such conditions precedent, if any, have been complied with, except that in the case of any application or request as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such application or request, no additional certificate or opinion need be furnished.

Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(i) a statement that each individual signing such certificate or opinion has read and understands such covenant or condition and the definitions herein relating thereto;

(ii) a brief statement as to the nature and scope of the examination and investigation upon which the statements or opinions contained in such certificate or opinion are based;

(iii) a statement that, in the opinion of each such individual, he or she has made such examination or investigation as he or she believes necessary to enable him or her to make the statement or express the opinion contained in such certificate or opinion as to whether or not such covenant or condition has been complied with; and

(iv) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with in accordance with the terms of the Indenture.

SECTION 1.03 Form of Documents Delivered to Trustee. In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it shall not be necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons with respect to other matters, and any such Person may certify or give an opinion with respect to such matters in one or several documents.

Any certificate or opinion of an Officer may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, Counsel, unless such Officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the legal matters upon which his or her certificate or opinion is based are erroneous. Any such certificate or opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an Officer or Officers stating that the information with respect to such factual matters is in the possession of the Corporation, unless such Counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such factual matters are erroneous.

Any certificate or opinion of an Officer or Opinion of Counsel may be based, insofar as it relates to any accounting matters, upon a certificate or opinion of, or representations by, the Corporation’s Auditors or an accountant or another firm of accountants engaged by the Corporation, unless such Officer or Counsel, as the case may be, knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such accounting matters are erroneous. Any certificate or opinion of any independent firm of chartered accountants filed with and directed to the Trustee shall contain a statement that such firm is independent.

SECTION 1.04 Acts of Holders. Any request, demand, authorization, direction, notice, consent, waiver or other action required or permitted by this Indenture to be given or taken by a specified percentage in aggregate principal amount of the Holders of one or more series then Outstanding may be embodied in and evidenced: (i) by one or more instruments of substantially similar tenor signed by such specified percentage of Holders in person or by agent duly appointed in writing, and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, if hereby expressly required, to the Corporation; (ii) by the record of such specified percentage of Holders voting in favor thereof at any meeting of such Holders duly called and held; and (iii) by a combination of such instrument or instruments and any such record of a meeting. Such instrument or instruments and any such record (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments or voting at such meeting. Proof of the execution of any such instrument or of a writing appointing any such agent and of the holding by any Person of any of the Securities of any series shall be sufficient for any purpose of this Indenture and, subject to Section 6.01, conclusive in favor of the Trustee and the Corporation, if made in the manner set forth in this Section.

(a) The fact and date of the execution by any such Person of any instrument or writing may be proved by the certificate of any notary public or other officer of any jurisdiction authorized to take acknowledgments of deeds or administer oaths that the Person executing such instrument or writing acknowledged to him or her the execution thereof, or by an affidavit of a witness to such execution sworn to before any such notary or other such officer. Where such execution is by or on behalf of any legal entity other than an individual, such certificate or affidavit shall also constitute sufficient proof of the authority of the Person executing the same.

(b) The ownership of an Unregistered Security of any series, or of any Coupon attached thereto at its issuance, and the identifying number of such Security and the date of such ownership, may be proved by the production of such Security or Coupon or by a certificate executed by any trust company, bank, banker or recognized securities dealer, wherever situated, if such certificate shall be deemed by the Trustee to be satisfactory. Each such certificate shall be dated and shall state that on the date thereof a Security of such series bearing a specified identifying number was deposited with such trust company, bank, banker or recognized securities dealer by the Person named in such certificate. Any such certificate may be issued in respect of one or more Unregistered Securities of one or more series specified therein. The ownership by the Person named in any such certificate of any Unregistered Security specified therein shall be presumed to continue unless at the time of any determination of such ownership and holding (i) another certificate bearing a later date issued in respect of such Security shall be produced, (ii) such Security shall be produced by some other Person, (iii) such Unregistered Security shall have been exchanged for a Registered Security or (iv) such Security shall have ceased to be Outstanding.

(c) Subject to Section 6.01, the fact and date of the execution of any such instrument or writing and the ownership, principal amount and number(s) of any Unregistered Securities may also be proved in accordance with such reasonable rules and regulations as may be prescribed by the Trustee for any series or in any other manner which the Trustee may deem sufficient.

(d) In the case of Registered Securities, the ownership thereof shall be proved by the Security Register.

(e) The Corporation may fix a record date for the purpose of determining the identity of the Holders entitled to participate in any Act required or permitted under this Indenture, which record date shall be not earlier than 30 days prior to the first solicitation of the written instruments or vote required for such Act. If such a record date is fixed, the Persons who were the Holders of the Securities of the affected series at the close of business on such record date (or their duly authorized proxies) shall be the only Persons entitled to execute written instruments or to vote with respect to such Act, or to revoke any written instrument or vote previously delivered or given, whether or not such Persons shall continue to be Holders of the Securities of such series after such record date. With regard to any action that may be given or taken hereunder only by Holders of a requisite principal amount of Outstanding Securities of any series (or their duly appointed agents) and for which a record date is set pursuant to this paragraph, the Corporation may, at its option, set an expiration date after which no such action purported to be given or taken by any Holder shall be effective hereunder unless given or taken on or prior to such expiration date by Holders of the requisite principal amount of Outstanding Securities of such series on such record date (or their duly appointed agents). On or prior to any expiration date set pursuant to this paragraph, the Corporation may, on one or more occasions at its option, extend such date to any later date. Nothing in this paragraph shall prevent any Holder (or any duly appointed agent thereof) from giving or taking, after any expiration date, any action identical to, or, at any time, contrary to or different from, any action given or taken, or purported to have been given or taken, hereunder by a Holder on or prior to such date, in which event the Corporation may set a record date in respect thereof pursuant to this paragraph. Notwithstanding the foregoing, the Corporation shall not set a record date for, and the provisions of this paragraph shall not apply with respect to, any action to be given or taken by Holders pursuant to Section 5.01 or 5.02.

(f) At any time prior to (but not after) the evidencing to the Trustee, as provided in paragraph 0 of this Section, of any Act by the Holders of the requisite percentage of the aggregate principal amount of the Securities of one or more series, as the case may be, any Holder of a Security, the serial number of which is shown by the evidence to be included among the serial numbers of the Securities the Holders of which have consented to such Act, may, by filing written notice at the Corporate Trust Office and upon proof of ownership as required or permitted by this Section, revoke any written instrument or vote with respect to such Act in respect of such Security. Except as provided in the preceding sentence, any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Security shall bind every future Holder of the same Security and the Holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee or the Corporation in reliance thereon, whether or not notation of such action is made upon such Security.

(g) Without limiting the foregoing, a Holder entitled hereunder to give or take any action hereunder with regard to any particular Security may do so with regard to all or any part of the principal amount of such Security or by one or more duly appointed agents each of which may do so pursuant to such appointment with regard to all or any different part of such principal amount.

SECTION 1.05 Notices, Etc., to Trustee. Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document required or permitted by this Indenture to be made upon, given or furnished to, or filed with, the Trustee by any Holder or by the Corporation shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing to or with the Trustee (i) by delivery to the Trustee at the Corporate Trust Office, (ii) by facsimile (with confirmation) to fax number (917) 260-1593, (iii) by mail by registered letter, postage prepaid or (iv) by electronic communication, to the Trustee at the Corporate Trust Office Attention: Corporate Trust Services, Administrator – Canadian Pacific Railway Company and, subject as provided in this Section 1.05, shall be deemed to have been given when received. In the case of disruption in postal services any notice shall be sent by facsimile or delivered. The Trustee may from time to time notify the Corporation of a change in address or facsimile number which thereafter, until changed by like notice, shall be the address or facsimile number of the Trustee for all purposes of this Indenture.

SECTION 1.06 Notices, Etc., to Corporation. Any request, demand, authorization, direction, notice, consent, waiver, or Act of Holders or other document required or permitted by this Indenture to be made upon, given or furnished to, or filed with the Corporation under the provisions hereof by the Trustee or by any Holder shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing to or with the Corporation (i) by delivery to Suite 500, 401 9th Avenue, S.W., Calgary, Alberta T2P 4Z4, Attention: Vice President, Legal Services and Corporate Secretary, (ii) by facsimile (with confirmation) to fax number (403) 319-7473, (iii) by mail by registered letter, postage prepaid, or (iv) by electronic communication, addressed to the Corporation at Suite 500, 401 9th Avenue, S.W., Calgary, Alberta T2P 4Z4, Attention: Vice President, Legal Services and Corporate Secretary and, subject as provided in this Section 1.06, shall be deemed to have been given at the time of delivery or sending by facsimile or on the third Business Day after mailing. Any delivery made or facsimile sent on a day other than a Business Day, or after 5:00 p.m. (New York time) on a Business Day, shall be deemed to be received on the next following Business Day. In the case of disruption in postal services any notice, if mailed, shall not be deemed to have been given until it is actually delivered to the Corporation. The Corporation may from time to time notify the Trustee of a change in address or facsimile number which thereafter, until changed by like notice, shall be the address or facsimile number of the Corporation for all purposes of this Indenture.

SECTION 1.07 Notice to Holders; Waiver. Where this Indenture or any Security requires or permits notice by the Corporation or by the Trustee to the Holders of any event, such notice shall be sufficient (unless otherwise herein or in such Security expressly provided) if (i) in the case of any Holders of Registered Securities of any series or any Holders of Unregistered Securities of any series who shall have filed their names and addresses with the Trustee (for purposes of receipt of notice), given or served by being sent by electronic communication or by being deposited in the mail, first-class, postage prepaid, addressed to such Holders at their addresses or electronic communication numbers as they shall appear on the Security Register or at the addresses so filed, respectively, and (ii) in the case of any Holders of other Unregistered Securities, published by the Corporation at least once in an Authorized Newspaper in Canada (if required), in The City of New York (if required), the United Kingdom (if required) and Luxembourg (if required), not later than the latest date (if any), and not earlier than the earliest date (if any), prescribed for the giving of such notice. The Corporation shall notify the Trustee of any required publication of any notices to Holders. In any case where notice to the Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to the other Holders.

Where this Indenture or any Security provides for or permits notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

SECTION 1.08 Effect of Headings and Table of Contents. The headings of the Articles and Sections herein and the Table of Contents are for convenience only and shall not affect the construction or interpretation hereof.

SECTION 1.09 Successors and Assigns. All covenants and agreements in this Indenture by the Corporation shall bind its successors and assigns, whether so expressed or not.

SECTION 1.10 Separability Clause. In case any provision in this Indenture or in the Securities or Coupons shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions thereof shall not in any way be affected or impaired by such invalidity, illegality or unenforceability.

SECTION 1.11 Benefits of Indenture. Nothing in this Indenture, in the Securities or in the Coupons, express or implied, shall give or be construed to give to any Person, other than the parties hereto and their successors hereunder and the Holders, any benefit or any legal or equitable right, remedy or claim under this Indenture.

SECTION 1.12 Governing Law. This Indenture and each Security and Coupon shall be governed by and construed in accordance with the laws of the State of New York and the federal laws of the United States of America applicable thereto and shall be treated in all respects as New York contracts, except as may be otherwise required by mandatory provisions of law.

SECTION 1.13 Language Clause. Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s’y rattachent et/ou qui en découleront soient rédigés en langue anglaise. The parties hereto have required that this Indenture and all documents and notices related thereto be in English.

SECTION 1.14 Legal Holidays. In any case where any Interest Payment Date, Redemption Date, Sinking Fund Payment Date or Stated Maturity or Maturity or Coupon shall not be a Business Day in a Place of Payment then (notwithstanding any other provision of this Indenture, of the Securities or of the Coupons) payment of interest or principal (and premium, if any) need not be made at such Place of Payment on such date, but may be made on the next succeeding Business Day at such Place of Payment with the same force and effect as though made on the Interest Payment Date, the Redemption Date, at the Stated Maturity, the Sinking Fund Payment Date or at Maturity, and no interest shall accrue for the period from and after such Interest Payment Date, Redemption Date, Sinking Fund Payment Date or Stated

Maturity of any Security or Maturity of any Security, as the case may be. Except as otherwise provided in the preceding sentence, whenever any period of time would begin or end, any calculation is to be made, or any other action to be taken hereunder shall be stated to be required to be taken, on a day other than a Business Day, such period of time shall begin or end, such calculation shall be made or such other action shall be taken on the next succeeding Business Day and an extension of time shall be included for the purposes of computation of interest thereon.

SECTION 1.15 Counterparts. This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original; but all such counterparts shall together constitute but one and the same instrument. Delivery of an executed counterpart of a signature page to this Indenture by telecopier, facsimile or other electronic transmission (i.e., a “pdf” or “tif”) shall be effective as delivery as a manually executed counterpart thereof and may be used in lieu of the original Indenture for all purposes.

SECTION 1.16 Securities in a Foreign Currency or in Euros. Unless otherwise specified in or pursuant to a Directors’ Resolution, a supplemental indenture or an Officers’ Certificate delivered pursuant to Section 3.01 with respect to a particular series of Securities, whenever for purposes of this Indenture any action may be taken by the Holders of a specified percentage in aggregate principal amount of the Securities of one or more series at the time Outstanding and, at such time, there are Outstanding Securities of any such affected series which are denominated in a Foreign Currency, then the principal amount of the Securities of such series which shall be deemed to be Outstanding for the purpose of taking such action shall be the amount of U.S. Dollars which could be obtained for such principal amount at the Market Exchange Rate on the applicable record date established pursuant to Section 1.04 or, if no such record date shall have been established, on the date that the taking of such action shall be authorized by Act of the Holders of the Securities of all such affected series. The provisions of this paragraph shall also apply in connection with any other action taken by the Holders pursuant to the terms of this Indenture, including without limitation any action under Section 5.02.

All decisions and determinations of the Corporation regarding the Market Exchange Rate or any alternative determination provided for in the preceding paragraph shall be in its sole discretion and shall, in the absence of manifest error, be conclusive to the extent permitted by law for all purposes and irrevocably binding upon the Corporation and all Holders.

SECTION 1.17 Judgment Currency. (a) The Corporation agrees, to the fullest extent that it may effectively do so under applicable law, that if for the purpose of obtaining or enforcing judgment against the Corporation in any court it is or becomes necessary to convert the sum due in respect of the principal of (and premium, if any) or interest on the Securities of any series (the “Required Currency”) into a currency in which a judgment will be rendered (the “Judgment Currency”), the conversion shall be made at the rate of exchange at which, in accordance with normal banking procedures, the Corporation could purchase in Calgary, Alberta, Canada the Required Currency with the Judgment Currency on the Business Day immediately preceding:

(i) the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Alberta or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(ii) the date on which the final unappealable judgment is given, in the case of any proceeding in the courts of any other jurisdiction

(the date as of which such conversion is made pursuant to this clause being hereinafter in this Section 1.17 referred to as the “Judgment Conversion Date”).

(b) If, in the case of any proceeding in the court of any jurisdiction referred to in clause (ii) of Section 1.17(a), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Corporation shall pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of Dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

(c) The Corporation also agrees, to the fullest extent that it may effectively do so under applicable law, that its obligations under this Indenture and the Securities of such series to make payments in the Required Currency (i) shall not be discharged or satisfied by any tender, or any recovery pursuant to any judgment, in any currency other than the Required Currency, except to the extent that such tender or recovery shall result in the effective receipt by the payee of the full amount of the Required Currency expressed to be payable in respect of such payments, (ii) shall be enforceable as an alternative or additional cause of action for the purpose of recovering in the Required Currency the amount, if any, by which such effective receipt shall fall short of the full amount of the Required Currency so expressed to be payable and (iii) shall not be affected by judgment being obtained for any other sums due under this Indenture.

(d) The term “rate of exchange” in this Section 1.17 means the noon rate of exchange for the Judgment Currency in Dollars quoted by the Bank of Canada for the day in question.

(e) In the event of the winding-up of the Corporation at any time while any amount or damages owing under the Securities and this Indenture, or any judgment or order rendered in respect thereof, shall remain outstanding, the Corporation shall indemnify and hold the Holders and the Trustee harmless against any deficiency arising or resulting from any variation in rates of exchange between (1) the date as of which the equivalent of the amount in the Required Currency due or contingently due under the Securities and this Indenture (other than under this Subsection (e)) is calculated for the purposes of such winding-up and (2) the final date for the filing of proofs of claim in such winding-up. For the purpose of this Subsection (e) the final date for the filing of proofs of claim in the winding-up of the Corporation shall be the date fixed by the liquidator or otherwise in accordance with the relevant provisions of applicable law as being the latest practicable date as at which liabilities of the Corporation may be ascertained for such winding-up prior to payment by the liquidator or otherwise in respect thereto.

SECTION 1.18 Agent for Process; Submission to Jurisdiction. By its execution and delivery of this Indenture, the Corporation irrevocably designates and appoints C T Corporation System, 111 8th Avenue, New York, New York 10011, U.S.A. as the Corporation’s authorized agent (the “Authorized Agent”) upon whom process may be served in any action, suit or proceeding arising out of or relating to this Indenture, the Securities and/or the Coupons but for that purpose only, and agrees that service of process upon said C T Corporation System, and written notice of such service to the Corporation in the manner provided in Section 1.06, shall be deemed in every respect effective service of process upon the Corporation in any such action, suit or proceeding in any federal or state court in the Borough of Manhattan, The City of New York. The Corporation hereby irrevocably submits to the non-exclusive jurisdiction of any such court in respect of any such legal action or proceeding and waives any objection it may have to the laying of the venue of any such legal action or proceeding. Such designation shall be irrevocable until all amounts in respect of the principal of and interest due and to become due on or in respect of all the Securities issued under this Indenture have been paid by the Corporation pursuant to the terms hereof and the Securities. Notwithstanding the foregoing, the Corporation reserves the right to appoint another Person located or with an office in the Borough of Manhattan, The City of New York, selected in its discretion, as a successor Authorized Agent, and upon acceptance of such consent to service of process by such a successor the designation of the prior Authorized Agent shall terminate. The Corporation shall give written notice to the Trustee and all Holders of the designation by them of a successor Authorized Agent. If for any reason the Authorized Agent ceases to be able to act as the Authorized Agent or to have an address in the Borough of Manhattan, The City of New York, the Corporation will designate a successor authorized agent in accordance with the preceding sentence. The Corporation further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue the designation and appointment of said C T Corporation System, or of any successor Authorized Agent of the Corporation, in full force and effect so long as any of the Securities or Coupons shall be outstanding.

SECTION 1.19 Shareholder, Officers and Directors Exempt from Individual Liability. No recourse under or upon any obligation, covenant or agreement contained in this Indenture, or in any Security or Coupon, or because of any indebtedness evidenced thereby, shall be had against any past, present or future shareholder, officer or director, as such, of the Corporation or of any successor, either directly or through the Corporation or any successor, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise, all such liability being expressly waived and released by the acceptance of the Securities and the Coupons appertaining thereto by the Holders thereof and as part of the consideration for the issue of the Securities and the Coupons appertaining thereto.

SECTION 1.20 Force Majeure. In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

SECTION 1.21 U.S.A. Patriot Act. The parties hereto acknowledge that in accordance with Section 326 of the U.S.A. Patriot Act, the Trustee, like all financial institutions and in order to help fight the funding of terrorism and money laundering, is required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account with the Trustee. The parties to this Indenture agree that they will provide the Trustee with such information as it may request in order for the Trustee to satisfy the requirements of the U.S.A. Patriot Act.

ARTICLE II

SECURITY FORMS

SECTION 2.01 Forms Generally. The Securities of each series and the Coupons, if any, to be attached thereto shall be substantially in such form, not inconsistent with this Indenture, as shall be established by or pursuant to one or more Directors’ Resolutions (as set forth in either a Directors’ Resolution or, to the extent established pursuant to, rather than set forth in, a Directors’ Resolution, an Officers’ Certificate detailing such establishment) or in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have imprinted or otherwise reproduced thereon such letters, numbers or other marks of identification and such legends or endorsements, not inconsistent with this Indenture, as may be required to comply with any law or any rules or regulations pursuant thereto, or with any rules of any securities exchange, or to conform to general usage, all as may be determined by the Officers executing such Securities and Coupons, if any, as evidenced by their execution of such Securities and Coupons.

The definitive Securities and the Coupons, if any, to be attached thereto shall be printed, lithographed or engraved on steel engraved borders or may be produced in any other manner, all as determined by the Officers executing such Securities and Coupons, if any, as evidenced by their execution of such Securities and Coupons.

SECTION 2.02 Form of Trustee’s Certificate of Authentication. Subject to Section 6.13, the Trustee’s certificate of authentication on all Securities shall be in substantially the following form:

“This is one of the Securities of a series referred to in the within-mentioned Indenture.

Wells Fargo Bank, National Association, as Trustee

Dated:	By:
Authorized Signatory”

If at any time there shall be an Authenticating Agent appointed with respect to any series of the Securities, the Securities of each such series shall bear, in addition to the form of the Trustee’s certificate of authentication, an alternate certificate of authentication which shall be in substantially the following form:

“This is one of the Securities of a series referred to in the within-mentioned Indenture.

Wells Fargo Bank, National Association, as Trustee

Dated:	By:
as Authenticating Agent

By:
Authorized Signatory”

ARTICLE III

THE SECURITIES

SECTION 3.01 Amount Unlimited; Issuable in Series. The aggregate principal amount of Securities which may be authenticated and delivered under this Indenture is unlimited.

The Securities may be issued in one or more series, and, except as otherwise provided herein, each such series shall rank at least pari passu with all other unsecured and unsubordinated debt of the Corporation from time to time outstanding and pari passu with other Securities issued under this Indenture. There shall be established in or pursuant to one or more Directors’ Resolutions (and to the extent established pursuant to, rather than set forth in, a Directors’ Resolution, in an Officers’ Certificate detailing such establishment) or in one or more indentures supplemental hereto, prior to the original issuance of the Securities of any series:

(1) the designation of the Securities of such series (which shall distinguish the Securities of such series from the Securities of all other series);

(2) any limit upon the aggregate principal amount of the Securities of such series which may be authenticated and delivered under this Indenture (except for Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Securities of such series pursuant to Section 3.04, 3.05, 3.06, 8.05 or 10.07 and except for any Securities which, pursuant to Section 3.02, are deemed never to have been authenticated and delivered hereunder);

(3) if other than U.S. Dollars, the coin or currency in which the Securities of such series are denominated (including, but not limited to, any Foreign Currency);

(4) the extent and manner, if any, to which payment on or in respect of Securities of that series will be senior or will be subordinated to the prior payment of other liabilities and obligations of the Corporation;

(5) the date or dates of issue of the Securities of such series and the date or dates on which the principal of the Securities of such series shall be payable and/or the method by which such date or dates shall be determined;

(6) the rate or rates at which the Securities of such series shall bear interest, if any, the date or dates from which such interest shall accrue, the Interest Payment Dates on which such interest shall be payable and, in the case of Registered Securities, the Regular Record Date for the interest payable on any Interest Payment Date and/or the method by which such rate or rates or date or dates shall be determined;

(7) any place or places other than the Corporate Trust Office where the principal of (and premium, if any) and interest on the Securities of such series shall be payable;

(8) the period or periods within which, the price or prices at which and the terms and conditions upon which the Securities of such series may be redeemed, in whole or in part, at the option of the Corporation, pursuant to any sinking fund or otherwise and/or the method by which such period or periods, price or prices and terms and conditions shall be determined;

(9) the right or obligation, if any, of the Corporation, to redeem, purchase or repay the Securities of such series pursuant to any voluntary or mandatory redemption, sinking fund or analogous provision and the period or periods within which, the price or prices at which and the terms and conditions upon which the Securities of such series shall be so redeemed, purchased or repaid and/or the method by which such period or periods, price or prices and terms and conditions shall be determined;

(10) if other than denominations of U.S. $1,000 and any integral multiple thereof in the case of Registered Securities or the Unregistered Securities, the denominations in which the Securities of such series shall be issuable or the method by which such denominations shall be determined;

(11) if other than the principal amount thereof, the portion of the principal amount of the Securities of such series which shall be payable upon declaration of acceleration of the Maturity thereof or the method by which such portion shall be determined;

(12) if the principal of (and premium, if any) or interest on the Securities of such series are to be payable, at the election of the Corporation or a Holder thereof, in a coin or currency other than that in which the Securities of such series are denominated, the period or periods within which, and the terms and conditions upon which, such election may be made and/or the method by which such period or periods and terms and conditions shall be determined;

(13) if the amount of payments of the principal of (and premium, if any) and interest on the Securities of such series may be determined with reference to an index, the manner in which such amounts shall be determined;

(14) whether the Securities of such series will be issuable as Registered Securities (and if so, whether such Registered Securities will be issuable as Registered Global Securities) or Unregistered Securities (with or without Coupons), or any combination of the foregoing, any restrictions applicable to the offer, sale or delivery of Unregistered Securities or the payment of interest thereon and, if other than as provided in Section 3.05, the terms upon which Unregistered Securities of such series may be exchanged for Registered Securities of such series and vice versa;

(15) whether, under what circumstances and the Currency in which the Corporation will pay Additional Amounts as contemplated by Section 9.08 on the Securities of the series to any Holder (including any modification to the definition of such term) in respect of any tax, assessment or governmental charge and, if so, whether the Corporation will have the option to redeem such Securities rather than pay such Additional Amounts (and the terms of any such option);

(16) if the Securities of the series are to be convertible into or exchangeable for any securities of any Person (including the Corporation), the terms and conditions upon which such Securities will be so convertible or exchangeable;

(17) the designation of the initial Exchange Rate Agent, if any;

(18) whether the Securities of such series will be issuable in the form of one or more Registered Global Securities, and the identification of the Depositary for such Registered Global Securities;

(19) if the Securities of such series are to be issuable in definitive form (whether upon original issuance or upon exchange of a temporary Security of such series) only upon receipt of certain certificates or other documents or satisfaction of other conditions, the form and terms of such certificates, documents or conditions;

(20) any trustees, Depositories, authenticating or paying agents, transfer agents, registrars or other agents with respect to the Securities of such series;

(21) any additional events of default or covenants with respect to the Securities of such series or any Events of Default or covenants herein specified which shall not be applicable to the Securities of such series;

(22) the Person to whom any interest on a Security of any series shall be payable, if other than the Person in whose name that Security is registered at the close of business on the Regular Record Date for such interest; and

(23) any other terms of such series.

All Securities of any one series and the Coupons, if any, appertaining thereto shall be substantially identical, except in the case of Registered Securities as to denomination and except as may otherwise be provided by or pursuant to the Directors’ Resolution or Officers’ Certificate referred to above or as may otherwise be set forth in any indenture supplemental hereto referred to above. All Securities of any series need not be issued at the same time and, unless otherwise provided, a series may be reopened for issuances of additional Securities of such series, if so provided by or pursuant to such Directors’ Resolution, Officers’ Certificate or supplemental indenture.

SECTION 3.02 Execution, Authentication and Delivery. The Securities shall be executed on behalf of the Corporation by any two of the following Officers: its Chairman of the Board, its President, any of its Vice Presidents, the Secretary, the Treasurer, or any of its Assistant Treasurers. The signature of any Officer on the Securities may be manual or facsimile. Typographical and other minor errors or defects in any such reproduction of such seal or any such signature shall not affect the validity or enforceability of any Security which has been duly, manually authenticated and delivered by the Trustee. The Coupons, if any, attached to the Securities of any series shall bear the facsimile signature of any Vice President of the Corporation. A facsimile signature upon a Security or a Coupon by the Corporation shall for all purposes of this Indenture be deemed to be the Signature of the person whose signature it purports to be.

In case any such Officer who shall have so executed any of the Securities or Coupons, if any, shall cease to hold such office before the Security or Coupon so executed (or the Security to which the Coupon so executed appertains) shall be authenticated and delivered by the Trustee or disposed of by the Corporation such Security or Coupon nevertheless may be authenticated and delivered or disposed of and shall bind the Corporation as though the Person who signed such Security or Coupon had not ceased to be such Officer; and any Security or Coupon may be so executed on behalf of the Corporation by such Persons as, at the actual date of execution of such Security or Coupon, shall be the proper officers of the Corporation although at the date of the execution and delivery of this Indenture any such Person was not such an officer.

At any time and from time to time after the execution and delivery of this Indenture, the Corporation may deliver Securities of any series, having attached thereto the Coupons, if any, appertaining thereto, executed by the Corporation to the Trustee for authentication, together with a Corporation Order for the authentication and delivery of such Securities and the other applicable documents referred to below in this Section, including an

Officers’ Certificate and Opinion of Counsel, and thereupon the Trustee shall authenticate and deliver such Securities pursuant to such Corporation Order or pursuant to procedures acceptable to the Trustee specified from time to time by a Corporation Order. In authenticating the Securities of any series and accepting the additional responsibilities under this Indenture in respect of the Securities of such series, the Trustee shall be provided with (but, in the case of subparagraphs (b), (c) and (d) below, only at or before the time of the first request of the Corporation to the Trustee to authenticate Securities of such series) and, subject to Section 6.01, shall be fully protected in conclusively relying upon, unless and until such documents shall have been superseded or revoked:

(a) a Corporation Order requesting such authentication and setting forth delivery instructions if the Securities of such series and the Coupons, if any, appertaining thereto are not to be delivered to the Corporation provided that, with respect to the Securities of any series which are subject to a Periodic Offering: (i) the Trustee shall authenticate and deliver the Securities of such series for original issue from time to time, in an aggregate principal amount not exceeding the aggregate principal amount established for such series, pursuant to a Corporation Order or pursuant to procedures acceptable to the Trustee specified from time to time by a Corporation Order, (ii) if so provided in or pursuant to the Directors’ Resolution or supplemental indenture establishing the Securities of such series, the maturity date, the original issue date, the interest rate and any other terms of any or all of the Securities of such series and the Coupons, if any, appertaining thereto may be determined by a Corporation Order or pursuant to such procedures and (iii) if so provided in such procedures, such Corporation Order may authorize authentication and delivery pursuant to electronic instructions from the Corporation or its duly authorized agent, which instructions shall be promptly confirmed in writing;

(b) any Directors’ Resolution, Officers’ Certificate and/or executed supplemental indenture referred to in Section 2.01 or 3.01 by or pursuant to which the form or forms and the terms of the Securities of such series and the Coupons, if any, appertaining thereto were established;

(c) an Officers’ Certificate either setting forth the form or forms and the terms of the Securities of such series and the Coupons, if any, appertaining thereto or stating that such form or forms and terms have been established pursuant to Section 2.01 or 3.01 and comply with this Indenture, and covering such other matters as the Trustee may reasonably request, including, without limitation, evidence of compliance pursuant to Section 1.02 and that no Events of Default with respect to any of the Securities shall have occurred and be continuing; and

(d) an Opinion of Counsel, substantially to the effect that:

(i) the form or forms of the Securities of such series and the Coupons, if any, appertaining thereto have been duly authorized and established in conformity with the provisions of this Indenture;

(ii) in the case of an underwritten offering, the terms of the Securities of such series have been duly authorized and established in conformity with the provisions of this Indenture; and in the case of an offering which is not underwritten, certain terms of the Securities of such series have been authorized and established pursuant to a Directors’ Resolution, an Officers’ Certificate or a supplemental indenture in accordance with the provisions of this Indenture, and when such other terms as are to be established pursuant to a Corporation Order or procedures set forth in a Corporation Order shall have been established, all of the terms of the Securities of such series will have been duly authorized and established in conformity with the provisions of this Indenture;

(iii) when the Securities of such series and the Coupons, if any, appertaining thereto shall have been executed by the Corporation and authenticated by the Trustee in accordance with the provisions of this Indenture and delivered to and duly paid for by the purchasers thereof, such Securities will have been duly issued under this Indenture and will be valid and legally binding obligations of the Corporation enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights generally and to general principles of equity (regardless of whether considered in a proceeding in equity or at law), and will be entitled to the benefits of this Indenture;

(iv) the issuance of such Securities and any Coupons will not contravene the articles of incorporation or by-laws of the Corporation or result in any violation of any of the terms or provisions of any law or regulation or of any indenture, mortgage or other agreement known to such Counsel by which the Corporation is bound; and

(v) no consent, approval, authorization, order, registration or qualification of or with any governmental agency or body having jurisdiction over the Corporation is required for the execution and delivery of the Securities of such series by the Corporation except such as have been obtained, but no opinion need be expressed as to provincial or state securities or Blue Sky laws.

The Trustee shall have the right to decline to authenticate and deliver any Securities of any series under this Section if the Trustee, being advised by Counsel, shall determine that such action may not lawfully be taken or if the Trustee shall in good faith, by any one of its Responsible Officers, determine that such action would expose the Trustee to personal liability to the Holders of the Securities then Outstanding or would affect the Trustee’s rights, duties or immunities under the Securities of such series or this Indenture in a manner which is not reasonably acceptable to the Trustee.

If the Corporation shall establish pursuant to Section 3.01 that the Securities of any series are to be issued in the form of one or more Registered Global Securities, then the Corporation shall execute and the Trustee shall, in accordance with this Section and the Corporation Order with respect to such series, authenticate and deliver one or more Registered Global Securities that (i) shall be in an aggregate principal amount equal to the aggregate principal amount specified in such Corporation Order, (ii) shall be registered in the name of the Depositary therefor or its nominee, (iii) shall be delivered by the Trustee to such Depositary or pursuant to such Depositary’s instructions and (iv) shall bear a legend substantially to the following effect:

“Unless and until it is exchanged in whole or in part for Securities in definitive registered form, this Security may not be transferred except as a whole by the Depositary to the nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.”

Each Depositary designated pursuant to Section 3.01 must, at the time of its designation and at all times while it serves as Depositary, be a clearing agency registered under the U.S. Securities Exchange Act of 1934, as amended, and any other applicable statute or regulation.

No Security shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there shall appear on such Security a certificate of authentication substantially in the form and manually executed as hereinabove provided, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder and is entitled to the benefits of this Indenture. No Coupon shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose until the certificate of authentication on the Security to which such Coupon appertains shall have been duly executed as hereinabove provided. Notwithstanding the foregoing, if any Security shall have been authenticated and delivered hereunder but never issued and sold by the Corporation, and the Corporation shall deliver such Security and any Coupons appertaining thereto to the Trustee for cancellation as provided in Section 3.09, for all purposes of this Indenture such Security shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of this Indenture.

SECTION 3.03 Denomination and Date of Securities. The Securities of each series shall be issuable as Registered Securities or Unregistered Securities in denominations established as provided in Section 3.01 or, with respect to the Registered Securities or the Unregistered Securities of any series if not so established, in denominations of $1,000 and any integral multiple thereof. The Securities of each series shall be numbered, lettered or otherwise distinguished in such manner or in accordance with such plan as the Officers executing the same may determine with the approval of the Trustee, as evidenced by the execution and authentication thereof.

Each Security shall be dated the date of its authentication. The Securities of each series shall bear interest, if any, from the date, and such interest shall be payable on the dates, established in or pursuant to Section 3.01.

SECTION 3.04 Temporary Securities. Pending the preparation of definitive Securities of any series, the Corporation may execute, and upon Corporation Order the Trustee shall authenticate and deliver, temporary Securities for such series which are printed, lithographed, typewritten or otherwise produced. Temporary Securities of any series shall be issuable as Registered Securities, or as Unregistered Securities with or without Coupons attached thereto, in any authorized denomination and substantially in the forms of the definitive Securities of such series, but with such omissions, insertions and variations as may be appropriate for temporary Securities, all as may be determined by the Corporation with the concurrence of the

Trustee, as evidenced by the execution and authentication thereof. Temporary Securities may contain such references to any provisions of this Indenture as may be appropriate. Every temporary Security of any series shall be executed by the Corporation and authenticated by the Trustee upon the same conditions and in substantially the same manner, and with like effect, as the definitive Securities of such series. Without unreasonable delay, the Corporation shall execute and deliver to the Trustee for authentication definitive Securities of such series; and thereupon temporary Registered Securities of such series may be surrendered in exchange for definitive Registered Securities of such series without charge at each office or agency to be maintained for such purpose in a Place of Payment of that series, and temporary Unregistered Securities of such series may be surrendered in exchange for definitive Unregistered Securities of such series, having attached thereto appropriate Coupons, if any, without charge at any office or agency to be maintained in a Place of Payment of that series. The Trustee shall authenticate and deliver in exchange for temporary Securities of such series so surrendered an equal aggregate principal amount of definitive Securities of such series in authorized denominations. Until so exchanged, the temporary Securities of any series shall be entitled to the same benefits under this Indenture as definitive Securities of such series, unless otherwise established pursuant to Section 3.01. The provisions of this Section are subject to any restrictions or limitations on the issue and delivery of temporary Unregistered Securities of any series that may be established pursuant to Section 3.01 (including any provision that Unregistered Securities of such series initially be issued in the form of a single global Unregistered Security to be delivered to a Depositary or agency located outside the United States of America and the procedures pursuant to which definitive Unregistered Securities of such series would be issued in exchange for such temporary global Unregistered Security).

SECTION 3.05 Registration, Transfer and Exchange. The Corporation shall keep, or cause to be kept, at the Corporate Trust Office, or at any office or agency to be maintained by the Corporation in a Place of Payment, for each series of Securities issuable as Registered Securities a register (the “Security Register”) in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration of Registered Securities of such series and the registration of transfer of Registered Securities of such series. The Security Register shall be in written form in the English language or in any other form capable of being converted into such form within a reasonable time. At all reasonable times, any Security Register not maintained by the Trustee shall be open for inspection by the Trustee or delivered to the Trustee upon its request. Unless and until otherwise determined by the Corporation pursuant to Section 3.01, the Security Register with respect to each series of Securities issuable as Registered Securities shall be kept at the Corporate Trust Office and, for this purpose, the Trustee shall be designated the “Security Registrar”. The holder of any Registered Security shall be entitled to inspect the Security Register at any time during normal business hours of the Trustee at the Corporate Trust Office and to make extracts therefrom.

Upon surrender for registration of transfer of any Registered Security of any series at any office or agency to be maintained for such purpose in a Place of Payment for that series, the Corporation shall execute, and the Trustee, upon receipt of a Corporation Order, shall authenticate and deliver, in the name of the designated transferee or transferees one or more new Registered Securities of the same series of like tenor and terms in authorized denominations for a like aggregate principal amount.

Unregistered Securities (except for any temporary global Unregistered Securities) and Coupons (except for Coupons attached to any temporary global Unregistered Securities) shall be transferable by delivery.

At the option of the Holder thereof, Registered Securities of any series (other than a Registered Global Security, except as set forth below) may be exchanged for one or more Registered Securities of such series of like tenor and terms in authorized denominations for a like aggregate principal amount, upon surrender of any such Registered Security to be exchanged at the office or agency to be maintained for such purpose in a Place of Payment for that series and upon payment, if the Corporation shall so require, of the charges hereinafter provided. At the option of the Holder thereof, if the Securities of any series are issued in both registered and unregistered form, except as otherwise established for a particular series pursuant to Section 3.01, one or more Unregistered Securities of such series may be exchanged for Registered Securities of such series of like tenor and terms in authorized denominations for a like aggregate principal amount, upon surrender of any such Unregistered Security to be exchanged at the office or agency to be maintained for such purpose in a Place of Payment for that series, with, in the case of Unregistered Securities having Coupons attached, all unmatured Coupons and all matured Coupons in default thereto appertaining, and upon payment, if the Corporation shall so require, of the charges hereinafter provided. At the option of the Holder thereof, if Unregistered Securities of any series are issued in more than one authorized denomination, except as otherwise established for a particular series pursuant to Section 3.01, any such Unregistered Security may be exchanged for one or more Unregistered Securities of such series of like tenor and terms in authorized denominations for a like aggregate principal amount, upon surrender of any such Unregistered Securities at the office or agency to be maintained for such purpose in a Place of Payment for that series with, in the case of Unregistered Securities having Coupons attached, all unmatured Coupons and all matured Coupons in default thereto appertaining, and upon payment, if the Corporation shall so require, of the charges hereinafter provided. Unless otherwise established for a particular series pursuant to Section 3.01, Registered Securities of any series may not be exchanged for Unregistered Securities of such series. Whenever Securities of any series are so surrendered for exchange, the Corporation shall execute, and the Trustee shall authenticate and deliver, the Securities, in accordance with the Depositary’s customary procedures and the provisions hereof, which the Holder making the exchange is entitled to receive. All Securities and Coupons surrendered upon any exchange or transfer provided for in this Indenture shall be promptly cancelled and the Trustee, upon written request of the Corporation, shall deliver a certificate of disposition thereof to the Corporation.

All Registered Securities of any series presented for registration of transfer, exchange, redemption or payment shall (if so required by the Corporation or the Trustee) be duly endorsed by, or be accompanied by a written instrument or instruments of transfer in form satisfactory to the Corporation and the Trustee duly executed by, the Holder or other appropriate person.

The Corporation may require payment by the Holder of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any exchange or registration of transfer of Securities; but unless otherwise provided in the Securities to be exchanged or transferred, no service charge shall be made for any such transaction.

Neither the Corporation nor the Security Registrar shall be required to (i) issue, exchange or register the transfer of Securities of any series during a period beginning at the opening of 15 Business Days next preceding the first mailing or publication of notice of redemption of the Securities of such series to be redeemed, (ii) exchange or register the transfer of any Securities selected for redemption, in whole or in part, except the unredeemed portion of any Security to be redeemed in part or (iii) exchange or register the transfer of any Security if the Holder thereof has exercised any right to require the Corporation to purchase such Security, in whole or in part, except any portion thereof not required to be so purchased.

Notwithstanding any other provision of this Section, unless and until it is exchanged in whole or in part for Securities in definitive registered form, a Registered Global Security representing all or a portion of the Securities of any series may not be transferred except as a whole by the Depositary for such Registered Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or nominee of such Depositary or by such Depositary or any such nominee to a successor Depositary for such Registered Global Security or a nominee of such successor Depositary.

If at any time a Depositary for any Registered Securities of a series represented by one or more Registered Global Securities shall notify the Corporation that it is unwilling or unable to continue as Depositary for such Registered Securities or if at any time any such Depositary shall no longer be eligible to continue as Depositary, the Corporation shall appoint a successor Depositary with respect to the Registered Securities held by such Depositary. If a successor Depositary shall not be appointed by the Corporation within 90 days after the Corporation receives such notice or becomes aware of such ineligibility, the Corporation shall execute, and the Trustee upon receipt of a Corporation Order shall authenticate and deliver, in exchange for such Registered Global Securities, Registered Securities of such series in definitive form in authorized denominations for an aggregate principal amount equal to the aggregate principal amount of the Registered Global Securities held by such Depositary.

If an Event of Default described in clause (a) or (b) of Section 5.01 shall occur and be continuing with respect to any series of the Securities, the Corporation shall execute and deliver to the Trustee, together with a Corporation Order, and the Trustee shall, upon receipt thereof, authenticate and deliver, in exchange for Registered Global Securities evidencing the Securities of such series, Registered Securities of such series in definitive form in authorized denominations for an aggregate principal amount equal to the aggregate principal amount of such Registered Global Securities.

The Corporation may at any time, in its sole discretion, determine that the Registered Securities of a particular series shall no longer be represented by Registered Global Securities. In such event, the Corporation shall execute, and the Trustee upon receipt of a Corporation Order, and any other applicable documents required to be delivered in accordance with the provisions of this Indenture, shall authenticate and deliver, in exchange for such Registered Global Securities, Registered Securities of such series in definitive form in authorized denominations for an aggregate principal amount equal to the aggregate principal amount of such Registered Global Securities.

If so established by the Corporation pursuant to Section 3.01 with respect to the Securities of a particular series represented by a Registered Global Security, the Depositary for such Registered Global Security may surrender such Registered Global Security in exchange, in whole or in part, for Registered Securities of such series in definitive form upon such terms as are acceptable to the Corporation and such Depositary. Thereupon, the Corporation shall execute, and the Trustee upon receipt of a Corporation Order shall authenticate and deliver:

(a) to each Person specified by such Depositary, one or more new Registered Securities of such series in authorized denominations requested by such Person for an aggregate principal amount equal to, and in exchange for, such Person’s beneficial interest in such Registered Global Security; and

(b) to such Depositary, a new Registered Global Security in a denomination equal to the difference between the principal amount of the surrendered Registered Global Security and the aggregate principal amount of the Registered Securities authenticated and delivered pursuant to clause (a) above.

Upon the surrender for exchange of any Registered Global Security for Registered Securities in definitive form, such Registered Global Security shall be promptly cancelled and disposed of by the Trustee, and the Trustee, upon written request of the Corporation, shall deliver a certificate of disposition to the Corporation. Registered Securities in definitive form issued in exchange for a Registered Global Security pursuant to this Section shall be registered in such names and in such authorized denominations as the Depositary for such Registered Global Security, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the Trustee or an agent of the Corporation or the Trustee. The Trustee or such agent shall deliver such Registered Securities to or as directed by the Persons in whose names such Registered Securities are so registered.

All Securities issued upon any registration of transfer or exchange of Securities shall be valid obligations of the Corporation, evidencing the same indebtedness, and entitled to the same benefits under this Indenture, as the Securities surrendered upon such registration of transfer or exchange.

Notwithstanding anything herein or in the terms of the Securities of any series to the contrary, none of the Corporation, the Trustee or any agent of the Corporation or the Trustee (any of which, other than the Corporation, shall conclusively rely on an Officers’ Certificate and an Opinion of Counsel) shall be required to exchange any Unregistered Security of any series for a Registered Security of such series if such exchange would result in adverse income tax consequences to the Corporation (such as, for example, the inability of the Corporation to deduct from its income the interest payable on the Unregistered Securities) under then applicable income tax laws.

SECTION 3.06 Mutilated, Defaced, Destroyed, Lost or Stolen Securities. In case any temporary or definitive Security or any Coupon appertaining thereto shall become mutilated or defaced or be destroyed, lost or stolen, the Corporation shall execute, and the Trustee upon receipt of a Corporation Order shall authenticate and deliver, a new Security of the same series of like tenor and terms, bearing a number or other distinguishing symbol not contemporaneously outstanding, in lieu of and substitution for the mutilated, defaced, destroyed, lost or stolen Security, with Coupons corresponding to any Coupons appertaining to the Security so mutilated, defaced, destroyed, lost or stolen, or in lieu of or substitution for the Security to which such mutilated, defaced, destroyed, lost or stolen Coupon appertained, with Coupons corresponding to the Coupons so mutilated, defaced, destroyed, lost or stolen. In each case, the applicant for a substitute Security or Coupon shall furnish to the Corporation and to the Trustee and any agent of the Corporation or the Trustee such security or indemnity as may be required by them to save each of them harmless and, in each case of destruction, loss or theft, evidence to their satisfaction of the destruction, loss or theft of such Security or Coupon and of the ownership thereof and, in each case of mutilation or defacement, shall surrender the Security and related Coupons to the Trustee or such agent.

Upon the issuance of any substitute Security or Coupon under this Section, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee or its agent) connected therewith. In case any Security or Coupon which has matured or is about to mature or has been called for redemption in full shall become mutilated or defaced or be destroyed, lost or stolen, the Corporation may, instead of issuing a substitute Security, pay or authorize the payment of the same or the relevant Coupon (without surrender thereof except in the case of a mutilated or defaced Security or Coupon), if the applicant for such payment shall furnish to the Corporation and to the Trustee and any agent of the Corporation or the Trustee such security or indemnity as may be required by them to save each of them harmless, and, in each case of destruction, loss or theft, evidence to their satisfaction of the destruction, loss or theft of such Security or Coupon and of the ownership thereof.

Every substitute Security or Coupon of any series issued pursuant to this Section in lieu of any mutilated, destroyed, lost or stolen Security or Coupon shall constitute an additional contractual obligation of the Corporation, whether or not the mutilated, destroyed, lost or stolen Security or Coupon shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Securities or Coupons of such series duly authenticated and delivered hereunder. All Securities and Coupons shall be held and owned upon the express condition that, to the extent permitted by law, the foregoing provisions are exclusive with respect to the replacement or payment of mutilated, defaced, destroyed, lost or stolen Securities and Coupons and shall preclude any and all other rights or remedies notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement or payment of negotiable instruments or other securities without their surrender.

SECTION 3.07 Payment; Interest Rights Preserved. (a) Except as otherwise provided in accordance with Section 3.01 or 3.07(b) for the Registered Securities of a particular series, payments of the principal of (and premium, if any) and interest on any Registered Security (other than a Registered Global Security) will be made at the Corporate Trust Office except that, at the option of the Corporation, may be paid (i) by mailing checks for such interest payable to or upon the written order of such Holders at their last addresses as they appear on the Security Register, or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. Any payments under this Indenture for the benefit of Holders shall be received by the Trustee or Paying Agent no later than 12:00 p.m. (New York time) on the applicable payment or redemption date.

(b) Except as otherwise provided as contemplated by Section 3.01, interest on any Registered Security (other than a Registered Global Security) or on any Unregistered Security registered as to interest shall be paid to the Person in whose name such Security or whose entitlement to interest is registered at the close of business on the Regular Record Date for such interest.

(c) Interest on any Securities with Coupons attached (together with any additional related amounts payable pursuant to the terms of such Securities) shall be payable only upon presentation and surrender of the several Coupons for such interest installments as are evidenced thereby as they severally mature.

(d) If any temporary Unregistered Security provides that interest thereon may be paid while in temporary form, the interest on any such temporary Unregistered Security (together with any additional related amounts payable pursuant to the terms of such Security) shall be paid, as to the installments of interest evidenced by Coupons attached thereto, if any, only upon presentation and surrender thereof, and, as to the other installments of interest, if any, only upon presentation of such temporary Unregistered Security for notation thereon of the payment of such interest, in each case subject to any restrictions that may be established pursuant to Section 3.01.

(e) Any interest on any Registered Security which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date (“Defaulted Interest”) shall forthwith cease to be payable to the Holder on the relevant Regular Record Date by virtue of having been such Holder, and such Defaulted Interest may be paid by the Corporation, at its election in each case, as provided in paragraph (i) or (ii) below:

(i) The Corporation may elect to make payment of any Defaulted Interest on Registered Securities and on Unregistered Securities registered as to interest to the Persons in whose names the Registered Securities or whose entitlements to interest are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Corporation shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each such Security and the date of the proposed payment, and at the same time the Corporation shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this paragraph provided. Thereupon, the Trustee shall fix a Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Corporation of such Special Record Date and, in the name and at the expense of the Corporation, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be mailed, first-class postage prepaid, or delivered electronically, to each Holder of the Registered Securities or each Person so entitled to interest at his or her address as it appears in the Security Register, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been so mailed, such Defaulted Interest shall be Paid to the Persons in whose names the Registered Securities or whose entitlements to interest are registered at the close of business on such Special Record Date.

(ii) The Corporation may make payment of any Defaulted Interest on the Registered Securities of any series in any other lawful manner not inconsistent with the requirements of an securities exchange on which such Registered Securities may be listed, and upon such notice as may be required by such exchange, after notice given by the Corporation to the Trustee of the proposed payment pursuant to this paragraph.

SECTION 3.08 Persons Deemed Owners. The Corporation, the Trustee and any agent of the Corporation or the Trustee may treat the Person in whose name each Registered Security is registered in the Security Register as the owner of such Registered Security for the purpose of receiving payment of or on account of the principal of (and premium, if any) and (subject to Section 3.07) interest, if any, on such Registered Security and for all other purposes whatsoever (other than the payment of Additional Amounts), whether or not such payment in respect of such Registered Security shall be overdue, and none of the Corporation, the Trustee and any agent of the Corporation or the Trustee shall be affected by any notice to the contrary. The Corporation, the Trustee and any agent of the Corporation or the Trustee may treat the Holder of any Unregistered Security and the Holder of any Coupon as the owner of such Unregistered Security or Coupon for the purpose of receiving payment thereof or on account thereof and for all other purposes whatsoever, whether or not such payment in respect of such Unregistered Security or Coupon shall be overdue and none of the Corporation, the Trustee and any agent of the Corporation or the Trustee shall be affected by any notice to the contrary. All such payments so made to any such Person or Holder, or upon the order of any such Person or Holder, shall be valid and, to the extent of the amounts so paid, effectual to satisfy and discharge the indebtedness on any such Security or Coupon.

SECTION 3.09 Cancellation. All Securities and Coupons surrendered for payment, redemption, repayment at the option of the Holder, registration of transfer or exchange, or for credit against any payment in respect of any sinking or analogous fund, if surrendered to the Corporation or any agent of the Corporation or any agent of the Trustee, shall be delivered to the Trustee for cancellation or if surrendered to the Trustee, shall be cancelled by it; and no Securities or Coupons shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Indenture. The Trustee shall dispose of cancelled Securities and Coupons, if any, in accordance with its customary procedures. If the Corporation or its agent shall acquire any of the Securities or Coupons, such acquisition shall not operate as a redemption or satisfaction of the indebtedness represented by such Securities or Coupons unless and until the same are delivered to the Trustee for cancellation. No Securities shall be authenticated in lieu of or in exchange for any Securities cancelled as provided in this Section, except as expressly permitted by this Indenture. All cancelled Securities held by the Trustee shall be disposed of by the Trustee in accordance with its customary procedures and, upon written request of the Corporation, certification of their disposal delivered to the Corporation unless by Corporation Order the Corporation shall direct that cancelled Securities be returned to it.

SECTION 3.10 Computation of Interest. Except as otherwise established pursuant to Section 3.01 for the Securities of any series, interest on the Securities of each series shall be computed on the basis of a 360-day year of twelve 30-day months.

SECTION 3.11 Currency and Manner of Payments in Respect of Securities. (a) With respect to Registered Securities of any series not permitting the election provided for in paragraph (b) below or the Holders of which have not made the election provided for in paragraph (b) below, and with respect to Unregistered Securities of any series, except as provided in paragraph (d) below, payment of the principal of (and premium, if any) and interest, if any, on any Registered or Unregistered Security of such series will be made in the Currency in which such Registered Security or Unregistered Security, as the case may be, is payable. The provisions of this Section 3.11 may be modified or superseded with respect to any Securities pursuant to Section 3.01.

(b) It may be provided pursuant to Section 3.01 with respect to Registered Securities of any series that Holders shall have the option, subject to paragraphs (d) and (e) below, to receive payments of principal of (or premium, if any) or interest, if any, on such Registered Securities in any of the Currencies which may be designated for such election by delivering to the Trustee a written election with signature guarantees and in the applicable form established pursuant to Section 3.01, not later than the close of business on the Election Date immediately preceding the applicable payment date. If a Holder so elects to receive such payments in any such Currency, such election will remain in effect for such Holder or any transferee of such Holder until changed by such Holder or such transferee by written notice to the Trustee (but any such change must be made not later than the close of business on the Election Date immediately preceding the next payment date to be effective for the payment to be made on such payment date and no such change of election may be made with respect to payments to be made on any Registered Security of such series with respect to which an Event of Default has occurred or with respect to which the Corporation has deposited funds pursuant to Article Four or Twelve or with respect to which a notice of redemption has been given by the Corporation or a notice of option to elect repayment has been sent by such Holder or such transferee). Any Holder of any such Registered Security who shall not have delivered any such election to the Trustee not later than the close of business on the applicable Election Date will be paid the amount due on the applicable payment date in the relevant Currency as provided in Section 0. The Trustee shall notify the Exchange Rate Agent as soon as practicable after the Election Date of the aggregate principal amount of Registered Securities for which Holders have made such written election.

(c) Unless otherwise specified pursuant to Section 3.01, if the election referred to in paragraph (b) above has been provided for pursuant to Section 3.01, then, unless otherwise specified pursuant to Section 3.01, not later than the fourth Business Day after the Election Date for each payment date for Registered Securities of any series, the Exchange Rate Agent will deliver to the Corporation a written notice specifying, in the Currency in which Registered Securities of such series are payable, the respective aggregate amounts of principal of (and premium, if any) and interest, if any, on the Registered Securities to be paid on such payment date, specifying the amounts in such Currency so payable in respect of the Registered Securities as to which the Holders of Registered Securities of such series shall have elected to be paid in another Currency as provided in paragraph (b) above. If the election referred to in paragraph (b) above has been provided for pursuant to Section 3.01 and if at least one Holder has made such election, then, unless otherwise specified pursuant to Section 3.01, on the second Business Day preceding such payment date the Corporation will deliver to the Trustee for such series of Registered Securities an Exchange Rate Officer’s Certificate in respect of the Dollar or Foreign Currency payments to be made on such payment date. Unless otherwise specified pursuant to Section 3.01, the Dollar or Foreign Currency amount receivable by Holders of Registered Securities who have elected payment in a Currency as provided in paragraph (b) above shall be determined by the Corporation on the basis of the applicable Market Exchange Rate in effect on the third Business Day (the “Valuation Date”) immediately preceding each payment date, and such determination shall be conclusive and binding for all purposes, absent manifest error.

(d) If a Conversion Event occurs with respect to a Foreign Currency in which any of the Securities are denominated or payable other than pursuant to an election provided for pursuant to paragraph (b) above, then with respect to each date for the payment of principal of (and premium, if any) and interest, if any, on the applicable Securities denominated or payable in such Foreign Currency occurring after the last date on which such Foreign Currency was used (the “Conversion Date”), the Dollar shall be the Currency of payment for use on each such payment date. Unless otherwise specified pursuant to Section 3.01, the Dollar amount to be paid by the Corporation to the Trustee and by the Trustee or any Paying Agent to the Holders of such Securities with respect to such payment date shall be, in the case of a Foreign Currency other than a currency unit, the Dollar Equivalent of the Foreign Currency or, in the case of a currency unit, the Dollar Equivalent of the Currency Unit, in each case as determined by the Exchange Rate Agent in the manner provided in paragraph (f) or (g) below.

(e) Unless otherwise specified pursuant to Section 3.01, if the Holder of a Registered Security denominated in any Currency shall have elected to be paid in another Currency as provided in paragraph (b) above, and a Conversion Event occurs with respect to such elected Currency, such Holder shall receive payment in the Currency in which payment would have been made in the absence of such election; and if a Conversion Event occurs with respect to the Currency in which payment would have been made in the absence of such election, such Holder shall receive payment in Dollars as provided in paragraph (d) above.

(f) The “Dollar Equivalent of the Foreign Currency” shall be determined by the Exchange Rate Agent and shall be obtained for each subsequent payment date by converting the specified Foreign Currency into Dollars at the Market Exchange Rate on the Conversion Date.

(g) The “Dollar Equivalent of the Currency Unit” shall be determined by the Exchange Rate Agent and subject to the provisions of paragraph (h) below shall be the sum of each amount obtained by converting the Specified Amount of each Component Currency into Dollars at the Market Exchange Rate for such Component Currency on the Valuation Date with respect to each payment.

(h) For purposes of this Section 3.11 the following terms shall have the following meanings:

A “Component Currency” shall mean any Currency which, on the Conversion Date, was a component currency of the relevant currency unit, including, but not limited to, the Euro.

A “Specified Amount” of a Component Currency shall mean the number of units of such Component Currency or fractions thereof which were represented in the relevant currency unit, including, but not limited to, the Euro, on the Conversion Date. If after the Conversion Date the official unit of any Component Currency is altered by way of combination or subdivision, the Specified Amount of such Component Currency shall be divided or multiplied in the same proportion. If after the Conversion Date two or more Component Currencies are consolidated into a single currency, the respective Specified Amounts of such Component Currencies shall be replaced by an amount in such single Currency equal to the sum of the respective Specified Amounts of such consolidated Component Currencies expressed in such single Currency, and such amount shall thereafter be a Specified Amount and such single Currency shall thereafter be a Component Currency. If after the Conversion Date any Component Currency shall be divided into two or more currencies, the Specified Amount of such Component Currency shall be replaced by amounts of such two or more currencies, having an aggregate Dollar Equivalent value at the Market Exchange Rate on the date of such replacement equal to the Dollar Equivalent value of the Specified Amount of such former Component Currency at the Market Exchange Rate immediately before such division and such amounts shall thereafter be Specified Amounts and such currencies shall thereafter be Component Currencies. If, after the Conversion Date of the relevant currency unit, including, but not limited to, the Euro, a Conversion Event (other than any event referred to above in this definition of “Specified Amount”) occurs with respect to any Component Currency of such currency unit and is continuing on the applicable Valuation Date, the Specified Amount of such Component Currency shall, for purposes of calculating the Dollar Equivalent of the Currency Unit, be converted into Dollars at the Market Exchange Rate in effect on the Conversion Date of such Component Currency.

“Election Date” shall mean the date for any series of Registered Securities as specified pursuant to clause (12) of Section 3.01 by which the written election referred to in paragraph (b) above may be made.

All decisions and determinations of the Exchange Rate Agent regarding the Dollar Equivalent of the Foreign Currency, the Dollar Equivalent of the Currency Unit, the Market Exchange Rate and changes in the Specified Amounts as specified above shall be in its sole discretion and shall, in the absence of manifest error, be conclusive for all purposes and irrevocably binding upon the Corporation, the Trustee and all Holders of such Securities denominated or payable in the relevant Currency. The Exchange Rate Agent shall promptly give written notice to the Corporation and the Trustee of any such decision or determination.

In the event that the Corporation determines in good faith that a Conversion Event has occurred with respect to a Foreign Currency, the Corporation will immediately give written notice thereof to the Trustee and to the Exchange Rate Agent (and the Trustee will promptly thereafter give notice in the manner provided for in Section 1.07 to the affected Holders) specifying the Conversion Date. In the event the Corporation so determines that a Conversion Event has occurred with respect to the Euro or any other currency unit in which Securities are denominated or payable, the Corporation will immediately give written notice thereof to the Trustee and to the Exchange Rate Agent (and the Trustee will promptly thereafter give notice in the manner provided for in Section 1.07 to the affected Holders) specifying the Conversion Date and the Specified Amount of each Component Currency on the Conversion Date. In the event the Corporation determines in good faith that any subsequent change in any Component Currency as set forth in the definition of Specified Amount above has occurred, the Corporation will similarly give written notice to the Trustee and the Exchange Rate Agent.

The Trustee shall be fully justified and protected in conclusively relying and acting upon information received by it from the Corporation and the Exchange Rate Agent and shall not otherwise have any duty or obligation to determine the accuracy or validity of such information independent of the Corporation or the Exchange Rate Agent.

SECTION 3.12 Appointment and Resignation of Successor Exchange Rate Agent. (a) Unless otherwise specified pursuant to Section 3.01, if and so long as the Securities of any series (i) are denominated in a Currency other than Dollars or (ii) may be payable in a Currency other than Dollars, or so long as it is required under any other provision of this Indenture, then the Corporation will maintain with respect to each such series of Securities, or as so required, at least one Exchange Rate Agent. The Corporation will cause the Exchange Rate Agent to make the necessary foreign exchange determinations at the time and in the manner specified pursuant to Section 3.01 for the purpose of determining the applicable rate of exchange and, if applicable, for the purpose of converting the issued Currency into the applicable payment Currency for the payment of principal (and premium, if any) and interest, if any, pursuant to Section 3.11.

(b) No resignation of the Exchange Rate Agent and no appointment of a successor Exchange Rate Agent pursuant to this Section shall become effective until the acceptance of appointment by the successor Exchange Rate Agent as evidenced by a written instrument delivered to the Corporation and the Trustee.

(c) If the Exchange Rate Agent shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of the Exchange Rate Agent for any cause with respect to the Securities of one or more series, the Corporation, by or pursuant to a Directors’ Resolution, shall promptly appoint a successor Exchange Rate Agent or Exchange Rate Agents with respect to the Securities of that or those series (it being understood that any such successor Exchange Rate Agent may be appointed with respect to the Securities of one or more or all of such series and that, unless otherwise specified pursuant to Section 3.01, at any time there shall only be one Exchange Rate Agent with respect to the Securities of any particular series that are originally issued by the Corporation on the same date and that are initially denominated and/or payable in the same Currency).

ARTICLE IV

SATISFACTION AND DISCHARGE

SECTION 4.01 Satisfaction and Discharge of Indenture. This Indenture shall cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of Securities herein expressly provided for) and the Trustee, upon Corporation Request and at the expense of the Corporation, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when:

(1) either

(i) all Securities and Coupons theretofore authenticated and delivered (other than (A) Securities and Coupons which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 3.06 and (B) Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Corporation and thereafter repaid to the Corporation or discharged from such trust, as provided in Section 9.05) have been delivered to the Trustee for cancellation; or

(ii) all such Securities and Coupons not theretofore delivered to the Trustee for cancellation

(A) have become due and payable, or

(B) will become due and payable at their Stated Maturity within one year, or

(C) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Corporation, and the Corporation, in the case of clause (A), (B) or (C) of this clause (1)(ii), has, in accordance with the conditions set forth in Section 12.04(1), made or caused to be made deposits in trust for the purpose in an amount which shall be sufficient to pay and discharge the entire indebtedness on such Securities and Coupons not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any) and interest to the date of such deposit (in the case of Securities and Coupons which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

(2) the Corporation has paid or caused to be paid all other sums payable hereunder by the Corporation; and

(3) the Corporation has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Corporation to the Trustee under Sections 6.03(vii) and 6.03(viii), the obligations of the Corporation to any Authenticating Agent under Section 6.13 and, if deposits shall have been made pursuant to clause (1)(ii) of the first paragraph of this Section, the obligations of the Trustee under Sections 4.02 and 12.05 and the last paragraph of Section 9.05 shall survive such satisfaction and discharge.

SECTION 4.02 Application of Trust Money. Subject to the provisions of the last paragraph of Section 9.05, all money deposited with the Trustee shall be held in trust and applied by it, in accordance with the provisions of the Securities, the Coupons and this Indenture, to the payment, either directly or through any Paying Agent (including the Corporation acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto of the principal (and premium, if any) and interest for whose payment such money has been deposited with the Trustee.

ARTICLE V

REMEDIES

SECTION 5.01 Event of Default. “Event of Default”, wherever used herein with respect to the Securities of any series, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(1) default by the Corporation in the payment of all or any part of the principal of any of the Securities of such series when the same becomes due under any provision hereof or of such Securities;

(2) default by the Corporation in the payment of any interest upon any of the Securities of such series when and as the same shall become due and payable, and continuance of such default for a period of 30 days;

(3) default by the Corporation in the observance or performance of any other covenant or condition contained in the Securities of such series or in this Indenture to be observed or performed on the part of the Corporation and continuance of such default for a period of 60 days after notice in writing has been given by the Trustee to the Corporation, or if given by Holders, to the Corporation and the Trustee, specifying such default and requiring the Corporation to put an end to the same, which notice the Trustee may give on its own initiative and shall give when requested to do so by the Holders of not less than 25% in aggregate principal amount of the Securities of all series then Outstanding affected thereby;

(4) default by the Corporation or any Subsidiary in the payment of the principal of, premium, if any, or interest on any indebtedness for borrowed money having an outstanding principal amount in excess of the greater of $150 million and 2% of the Shareholders’ Equity of the Corporation in the aggregate at the time of default or default in the performance of any other covenant of the Corporation or any Subsidiary contained in any instrument under which such indebtedness is created or issued and the holders thereof, or a trustee, if any, for such holders, declare such indebtedness to be due and payable prior to the stated maturities of such indebtedness (“accelerated indebtedness”), and such acceleration shall not be rescinded or annulled, or such default under such instrument shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such indebtedness, provided that if (a) such accelerated indebtedness is the result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times and on the conditions set forth in such instrument, it will not be considered an Event of Default under this Section 5.01(4) until 30 days after such acceleration, or (b) if such accelerated indebtedness shall occur as a result of such failure to pay principal or interest or as a result of an event of default which is related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, then (i) if such accelerated indebtedness is, by its terms, non recourse to the Company or the Railroad Subsidiaries, it shall not be considered an Event of Default for purposes of this Indenture; or (ii) if such accelerated indebtedness is recourse to the Company or the Railroad Subsidiaries, any requirement in connection with such failure to pay or event of default for the giving of notice or the lapse of time or the happening of any further condition, event or act under such other indenture or instrument in connection with such failure to pay principal or an event of default shall be applicable together with an additional seven days before being considered an Event of Default for purposes of this Indenture;

(5) the entry of a decree or order by a court having jurisdiction in the premises adjudging the Corporation a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Corporation under or subject to the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or any other bankruptcy, insolvency or analogous laws, the issuance of a sequestration order or the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Corporation or in receipt of any substantial part of the property of the Corporation or the ordering of the winding up, liquidation or dissolution of the Corporation, and any such decree, order or appointment continues unstayed and in effect for a period of 90 consecutive days; or the making by the Corporation or any Significant Subsidiary of a general assignment for the benefit of its creditors or other acknowledgment by the Corporation or any Significant Subsidiary of its insolvency, or the making of a bankruptcy receiving order against the Corporation or any Significant Subsidiary if the Corporation or any Significant Subsidiary fails to file an appeal therefrom within the applicable appeal period or, if the Corporation or any such Significant Subsidiary does file an appeal therefrom within such period, such order is not within a period of 60 days from the date thereof, and does not remain, vacated, discharged or stayed, or the making by the Corporation or any Significant Subsidiary of an authorized assignment or a proposal to its creditors, or the seeking of relief, under any bankruptcy or insolvency or analogous law (including, without limitation, the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada) or the Winding-up and Restructuring Act (Canada)), or the consenting to, or acquiescence by the Corporation or any Significant Subsidiary in, the appointment of a trustee, custodian, receiver or receiver and manager or any other officer with similar powers of the Corporation or any such Significant Subsidiary or of all of the assets of the Corporation or any such Significant Subsidiary or any part thereof the loss of which could reasonably be expected to materially and adversely affect the ability of the Corporation to perform its obligations under this Indenture; or

(6) any other Event of Default provided in or pursuant to the supplemental indenture, Directors’ Resolution or Officers’ Certificate establishing the terms of such series of Securities as provided in Section 3.01 or in the form or forms of Security for such series.

SECTION 5.02 Acceleration of Maturity. If an Event of Default described in clause (1) or (2) of Section 5.01 shall have occurred and be continuing with respect to the Securities of any series, then, and in each and every such case, unless the principal of all of the Securities of such series shall have already become due and payable, the Trustee shall upon request in writing made by the Holders of not less than 25% in aggregate principal amount of the Securities of such series then Outstanding, by notice in writing to the Corporation, declare the entire principal (or, if any of the Securities of that series are Original Issue Discount Securities, the specified portion of the principal) of (and premium, if any, on) all the Securities of such series then Outstanding and the interest accrued thereon and all other money owing under the provisions of the Indenture in respect of such Securities to be due and payable to the Trustee on demand and upon any such demand the same shall forthwith become immediately due and payable to the Trustee. If an Event of Default described in clause (3) or (6) of Section 5.01 shall have occurred and be continuing with respect to the Securities of one or more series, then, and in each and every such case, unless the principal of all of the Securities of such affected series shall have already become due and payable, the Trustee shall upon request in writing made by the Holders of not less than 25% in aggregate principal amount of the Securities of all such affected series then Outstanding (voting as one class), by notice in writing to the Corporation, declare the entire principal (or, if any of the Securities of that series are Original Issue Discount Securities, the specified portion of the principal) of (and premium, if any, on) all the Securities of all such affected series then Outstanding and the interest accrued thereon and all other money owing under the provisions of the Indenture in respect of such Securities to be due and payable to the Trustee on demand, and upon any such demand the same shall forthwith become immediately due and payable. If an Event of Default described in clause (4) or (5) of Section 5.01 shall have occurred and be continuing, then, and in each and every such case, unless the principal of all Securities shall have already become due and payable, the Trustee shall upon request in writing made by the Holders of not less than 25% in aggregate principal amount of all the Securities then Outstanding (voting as one class), by notice in writing to the Corporation, declare the entire principal (or, if any of the Securities of that series are Original Issue Discount Securities, the specified portion of the principal) of (and premium, if any, on) all the Securities then Outstanding and the interest accrued thereon and all other money owing under the provisions of the Indenture in respect of such Securities to be due and payable to the Trustee on demand, and upon any such demand the same shall forthwith become immediately due and payable.

The Corporation shall, upon demand of the Trustee, forthwith pay to the Trustee, for the benefit of the Holders of the Securities of such series, the whole amount then due and payable on such Securities, including all Coupons appertaining thereto, for the principal (or, if any of the Securities of that series are Original Issue Discount Securities, the specified portion of the principal) of (and premium, if any) and interest accrued to the date of such payment on all such Securities of such series and all other money owing under the provisions of the Indenture in respect of such Securities, together with interest from the date of such demand to the date of such payment upon overdue principal and premium and, to the extent that payment of such interest shall be enforceable under applicable law, on overdue installments of interest and on such other money at the same rate as the rate of interest (or Yield to Maturity, in the case of Original Issue Discount Securities) specified in the Securities of such series; and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and Counsel, except as a result of negligence or bad faith.

Until such demand shall be made by the Trustee, the Corporation shall pay the principal of (and premium, if any) and interest on the Securities of such series to the Holders in accordance with the terms hereof and thereof, whether or not payment of any amount in respect of such Securities of such series shall be overdue.

If an Event of Default shall have occurred and be continuing the Trustee shall, within 30 days after it becomes aware of the occurrence of such Event of Default, give notice of such Event of Default to the Holders of the Securities of all series then Outstanding affected thereby in the manner provided in Section 1.07, provided that, notwithstanding the foregoing, except in the case of Events of Default described in clauses (1) and (2) of Section 5.01, the Trustee shall not be required to give such notice if the Trustee in good faith shall have decided that the withholding of such notice is in the best interests of the Holders of the Securities of all series then Outstanding affected thereby and shall have so advised the Corporation in writing. Where a notice of the occurrence of an Event of Default has been given to the Holders of such Securities pursuant to the preceding sentence and the Event of Default is thereafter cured, the Trustee shall give notice that the Event of Default is no longer continuing to the Holders of such Securities within 30 days after it becomes aware that the Event of Default has been cured.

SECTION 5.03 Waiver of Acceleration Upon Default. In the event of the acceleration of maturity with respect to Securities of any series as provided in Section 5.02 hereof, and prior to such time as a judgment or decree for payment of the money due has been obtained by the Trustee as herein below in this Article provided, the Holders of not less than a majority in aggregate principal amount of the Securities of such affected series then Outstanding (voting as one class, except in the case of Events of Default described in clauses (1) and (2) of Section 5.01, in which case each series of Securities as to which such an Event of Default shall have occurred shall vote as a separate class) shall have the power exercisable by the Act of such Holders to direct the Trustee to cancel the declaration made by the Trustee and the Trustee shall thereupon cancel the declaration if, subject to Section 5.07 hereunder:

(1) the Corporation has paid or deposited with the Trustee a sum sufficient to pay

(i) all overdue interest on all Securities of that series, if any,

(ii) the principal of (and premium, if any, on) any Securities of that series which have become due otherwise than by such declaration of acceleration and any interest thereon, if any, at the rate or rates prescribed therefor in such Securities,

(iii) to the extent that payment of such interest is lawful, interest upon overdue interest, if any, at the rate or rates specified therefor in such Securities,

(iv) all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, except as a result of negligence or willful misconduct, if any, and

(v) any other amounts payable under this Indenture at such time otherwise than by reason of such declaration of acceleration;

and

(2) all Events of Default with respect to Securities of that series, other than the non-payment of the principal of Securities of that series which has become due solely by such declaration of acceleration, have been cured or waived;

provided that no such waiver or cancellation shall extend to or shall affect any subsequent default or breach or shall impair any right consequent thereon.

SECTION 5.04 Enforcement of Payment of Trustee. Subject to the provisions of Sections 5.01 and 5.03, in case the Corporation shall fail to pay to the Trustee or the Holders of the Securities of any series then Outstanding the principal of (or, premium, if any) or interest accrued on all the Securities of such series and other money owing hereunder, the Trustee shall upon the request in writing of the Holders of not less than 25% in principal amount of the Securities of such series and upon being indemnified to its satisfaction against all costs, expenses and liabilities to be incurred, in its own name and as trustee of an express trust, institute judicial proceedings for the collection of the amounts so due and unpaid, prosecute such proceedings to judgment or final decree and enforce the same against the Corporation or any other obligor upon such Securities of such series and collect the money adjudged or decreed to be payable in the manner provided by law out of the property of the Corporation or any other obligor upon such Securities, wherever situated.

If an Event of Default with respect to the Securities of any series shall occur and be continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders of the Securities of such series by such appropriate judicial proceedings as the Trustee shall deem necessary to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

SECTION 5.05 Trustee May File Proofs of Claim. Subject to the provisions of Article Seven, in case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other similar judicial proceeding relative to the Corporation or the assets of the Corporation, the Trustee (irrespective of whether the principal of the Securities of any series shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Corporation for the payment of overdue principal, premium or interest) shall be entitled and empowered, either in its own name or as trustee of an express trust, or as attorney-in-fact for the respective Holders of the Securities of any series, or in any one or more of such capacities, by intervention in such proceeding or otherwise:

(i) to file and prove a claim, debt, petition or other document for the whole amount of the principal (and premium, if any) and interest (or if the Securities of any series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of such series) owing and unpaid in respect of the Securities of each series, and to execute and file such other papers or documents and do and perform all such things as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, except as a result of negligence or willful misconduct) and of the Holders allowed in such judicial proceeding, and

(ii) to collect and receive any money or other property payable or deliverable on any such claims and to distribute the same; and any custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, except as a result of the Trustee’s negligence or willful misconduct, and any other amounts due the Trustee under clause (3) of Sections 9.01 and 6.03(vii).

The Trustee is hereby irrevocably appointed (and the successive respective Holders of the Securities of each series by taking and holding the same shall be conclusively deemed to have so appointed the Trustee) the true and lawful attorney-in-fact of the respective Holders of such Securities with authority to do and perform any and all such acts contemplated by clauses (i) and (ii) of this Section for and on behalf of such Holders as may be necessary or advisable in the opinion of the Trustee. Subject to the provisions of Article Seven, nothing herein contained shall be deemed to authorize the Trustee, unless so authorized by Act of the Holders, to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities of any series or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding; provided, however, that the Trustee may, on behalf of the Holders, vote for the election of a trustee in bankruptcy or similar official and be a member of a creditors’ or other similar committee.

SECTION 5.06 Trustee May Enforce Claims without Possession of Securities. All rights of action and claims under this Indenture, or under the Securities of any series or any Coupons appertaining thereto, may be prosecuted and enforced by the Trustee without the possession of any of the Securities of such series or such Coupons or the production thereof in any suit or proceeding relating thereto, and any such suit or proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, except as a result of the Trustee’s negligence or willful misconduct, be for the ratable benefit of the Holders of the Securities and Coupons in respect of which such judgment has been recovered subject to the provisions of this Indenture.

In any suit or proceeding brought by the Trustee (and also in any suit or proceeding involving the interpretation or construction of any provision of this Indenture to which the Trustee shall be a party), the Trustee shall be held to represent all the Holders of the Securities and Coupons appertaining thereto in respect to which action was taken, and it shall not be necessary to make any Holders of such Securities or Coupons parties to any such proceedings.

SECTION 5.07 Application of Money Collected. Any money collected or received by the Trustee pursuant to this Article in respect of the Securities of any series shall be applied in the following order, at the date or dates fixed by the Trustee and, in the case of any distribution of such money on account of the principal of (or premium, if any) or interest on the Securities of such series, upon presentation of the several Securities and Coupons appertaining thereto in respect of which money has been collected and the notation thereon of such distribution if such principal, premium and interest be only partially paid or upon surrender thereof if fully paid:

(1) firstly, to pay or reimburse to the Trustee (acting in any capacity hereunder) for all amounts due the Trustee under Sections 6.03(vii) and 6.03(viii);

(2) secondly, to pay or reimburse the Holders of the Securities of such series the costs, charges, expenses, advances and compensation to the Trustee in or about the execution of its trust, or otherwise in relation hereto, with interest thereon as herein provided;

(3) thirdly, in or towards payment of interest on any overdue interest on such Securities of such series and thereafter in or towards payment of the accrued and unpaid interest on such Securities of such series and interest on any other money owing under the provisions of this Indenture and thereafter in or towards payment of the principal (and premium, if any) of such Securities of such series (or if the Holders of a majority in aggregate principal amount of the Securities of such affected series then Outstanding (voting as one class) shall have directed payments to be made in accordance with any other order of priority, or without priority as between principal (and premium, if any) and interest, then such money shall be applied in accordance with such direction); provided that no payment shall be made in respect of any interest the time of payment of which has been extended contrary to the provisions of Section 9.01(2) hereof, until the prior payment in full of all other money payable hereunder; and

(4) fourthly, the surplus, if any, of such money shall be paid to the Corporation.

SECTION 5.08 Limitation on Suits. No Holder of any Security of any series or of any Coupon shall have any right to institute any action, suit or proceeding, judicial or otherwise, with respect to this Indenture, for payment of any principal, premium, if any, or interest owing on any Security or Coupon, or for the execution of any trust or power hereunder or for the appointment of a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official, or to have the Corporation wound up, or for any other remedy hereunder, unless:

(1) such Holder shall have previously given written notice to the Trustee of the occurrence of a continuing Event of Default hereunder with respect to the Securities of such series;

(2) the Holders of not less than 25% in aggregate principal amount of the Outstanding Securities of that series in the case of an Event of Default described in clause (1), (2), (3), (4) or (6) of Section 5.01, or in the case of an Event of Default described in clause (5) of Section 5.01, the Holders of not less than 25% in principal amount of all such affected series then Outstanding (voting as one class) shall have made written request to the Trustee to institute such proceeding in its own name as Trustee hereunder;

(3) such Holder or Holders shall have offered to the Trustee, when so requested by the Trustee, indemnity reasonably satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby in compliance with such request;

(4) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity shall have failed to institute such action, suit or proceeding; and

(5) no direction inconsistent with such written request shall have been given to the Trustee during such 60 day period by the Holders of not less than a majority in aggregate principal amount of the Outstanding Securities of that series in the case of any Event of Default described in clause (1)5.01(1), (2), (3), (4) or (6) of Section 5.01 or, in the case of any Event of Default described in clause (5) of Section 5.01 by the Holders of a majority or more of all such affected series then Outstanding (voting as one class);

it being understood and intended that no one or more of Holders of Securities of any series or Coupons appertaining thereto shall have any right in any manner whatsoever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holder of the Securities or the Coupons, or to obtain or to seek to obtain preference or priority over any other such Holder or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all Holders of Securities of the affected series and Coupons appertaining thereto.

SECTION 5.09 Unconditional Right of Holders to Receive Principal, Premium and Interest. Notwithstanding any other provision in this Indenture or any provision of any Security of any series, the Holder of a Security of any series or Coupon appertaining thereto shall have the right, which is absolute and unconditional, to receive payment of the principal of

(and premium, if any) and (subject to Section 3.07) interest on such Security or Coupon on the Stated Maturity or Stated Maturities expressed in such Security or Coupon or, in the case of redemption, on the Redemption Date and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.

SECTION 5.10 Restoration of Rights and Remedies. In case the Trustee or any Holder shall have proceeded to enforce any right or remedy under this Indenture and such proceeding shall have been discontinued or abandoned for any reason, or shall have been determined adversely to the Trustee or to such Holder, then, and in every such case, the Corporation, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder; and all rights, remedies and powers of the Corporation, the Trustee and the Holders shall continue as though no such proceeding had been taken.

SECTION 5.11 Rights and Remedies Cumulative. Except as otherwise provided with respect to the replacement or payment of mutilated, defaced, destroyed, lost or stolen Securities and Coupons in the last sentence of Section 3.06, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

SECTION 5.12 Delay or Omission Not Waiver. No delay or omission of the Trustee or of any Holder of Securities or Coupons to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case maybe, except as otherwise expressly provided in this Indenture.

SECTION 5.13 Control by Holders. The Holders of not less than a majority in aggregate principal amount of the Securities of all affected series at the time Outstanding (determined as provided in Section 5.02 and voting as one class) shall have the right exercisable by Act of such Holders to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee with respect to the Securities of such affected series, provided that:

(1) such direction shall not be in conflict with any rule of law or with this Indenture;

(2) the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction; and

(3) the Trustee shall have the right to decide to follow such direction if the Trustee in good faith shall, by a Responsible Officer, determine that such direction be prejudicial to the Holders not joining in such direction or would involve the Trustee in personal liability.

SECTION 5.14 Waiver of Past Defaults. The Holders of a majority in aggregate principal amount of the Securities of all series at the time Outstanding with respect to which a default or breach or an Event of Default shall have occurred and be continuing (determined as provided in Section 5.02 and voting as one class) shall have the right exercisable by Act of such Holders to waive any past default or breach or Event of Default and its consequences, except a default

(1) in the payment of the principal of or any premium or interest on any Security of any such series, or

(2) in respect of a covenant or provision hereof which under Article Eight cannot be modified or amended without the consent of all Holders of all Outstanding Securities of any such series affected.

Upon any such waiver, such default or breach shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture, but no such waiver shall extend to any subsequent or other default or breach or Event of Default or impair any right consequent thereon.

SECTION 5.15 Undertaking for Costs. All parties to this Indenture agree, and each Holder of any Security or Coupon by acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys’ fees and documented out-of-pocket expenses, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant. Neither the Indenture nor the Trust Indenture Act shall be deemed to authorize any court to require such an undertaking or make such assessment in any suit instituted by the Trustee.

SECTION 5.16 Waiver of Usury, Stay or Extension Laws. The Corporation covenants (to the fullest extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any usury, stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Corporation (to the fullest extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

ARTICLE VI

THE TRUSTEE

SECTION 6.01 Certain Duties and Responsibilities. (a) Except during the continuance of an Event of Default,

(i) The Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee.

(ii) In the absence of bad faith on its part, the Trustee, in the exercise of its rights and duties hereunder, may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to and comply with the requirements of this Indenture (but need not confirm or investigate the accuracy of any mathematical calculations or other facts stated therein).

(b) In case an event of default with respect to any series of Securities has occurred and is continuing, the Trustee shall exercise with respect to the Securities of such series such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

(c) No provision of this Indenture shall be construed to relieve the Trustee from the duties imposed on it in Sections 6.01(a) and (b) or from liability for its own negligent action, its own negligent failure to act or its own willful misconduct, except that:

(i) this Subsection shall not be construed to limit the effect of Section 6.01;

(ii) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts;

(iii) the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with an appropriate written direction of the Holders pursuant to Section 5.13 relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture; and

(iv) no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any personal financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

(d) Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section.

SECTION 6.02 Certain Rights of Trustee. Subject to the provisions of Section 6.01 and Sections 315(a) through 315(d) of the Trust Indenture Act:

(a) the Trustee may conclusively rely and shall be protected in acting or refraining from acting upon any resolution, Officers’ Certificate or other certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, Coupon, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b) any order, request or direction of the Corporation mentioned herein shall be sufficiently evidenced by a Corporation Request or Corporation Order and any resolution of the Directors shall be sufficiently evidenced by a Directors’ Resolution;

(c) whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officers’ Certificate, including (i) as to any statements of fact, as evidence of the truth of such statements, and (ii) to the effect that any particular dealing or transaction or step or thing is, in the opinion of the Officers so certifying, expedient, as evidence that it is expedient; provided that the Trustee may in its sole discretion require from the Corporation or otherwise further evidence or information before acting or relying on such certificate;

(d) the Trustee may employ or retain such agents, counsel and other experts or assistants as it may reasonably require for the proper discharge of its duties hereunder and shall not be responsible for any misconduct or negligence on the part of any such persons who have been selected with due care by the Trustee;

(e) the Trustee may, in relation to this Indenture, act on the opinion or advice of or on information obtained from any Counsel, notary, valuer, surveyor, engineer, broker, auctioneer, accountant or other expert, whether obtained by the Trustee or by the Corporation or otherwise;

(f) the Trustee may consult with counsel of its selection and the advice of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(g) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered and furnished to the Trustee funds for the purpose and indemnity satisfactory to the Trustee, acting reasonably, against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

(h) the Trustee may, before commencing (or at any time during the continuance of) any act, action or proceeding, require the Holders at whose instance it is acting to deposit with the Trustee the Securities held by them, for which Securities the Trustee shall issue receipts to the Holders;

(i) prior to the occurrence of an Event of Default with respect to the Securities of any series and after the curing or waiving of all such Events of Default which may have occurred, the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, Coupon, other evidence of indebtedness or other paper or document, or any investigation of the books and records of the Corporation (but the Trustee may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled on reasonable notice to examine the books, records and premises of the Corporation, personally or by agent or attorney), unless requested to do so by the Act of the Holders of a majority in aggregate principal amount of the Securities of such affected series then Outstanding; provided, however, that the Trustee may require indemnity satisfactory to the Trustee, acting reasonably, against the costs, expenses or liabilities likely to be incurred by it in the making of such investigation; and

(j) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys, and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder.

(k) the Trustee shall not be liable for any action taken, suffered, or omitted to be taken by it in good faith and reasonably believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture;

(l) the Trustee shall not be deemed to have notice of any Default or Event of Default unless a Responsible Officer of the Trustee has actual knowledge thereof or unless written notice of any event which is in fact such a Default is received by the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Securities and this Indenture;

(m) the rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and to each agent, custodian and other Person employed to act hereunder;

(n) the Trustee may request that the Company deliver an Officers’ Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officers’ Certificate may be signed by any person authorized to sigh an Officers’ Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded; and

(o) in no event shall the Trustee be responsible or liable for special, punitive, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit), regardless of whether the Trustee was advised of the likelihood of such loss or damages and regardless of the form of action.

SECTION 6.03 Protection of Trustee. By way of supplement to the provisions of any law for the time being relating to trustees, it is expressly declared and agreed as follows:

(i) the recitals contained herein and in the Securities, except the Trustee’s certificates of authentication, shall be taken as the statements of the Corporation, and neither the Trustee nor any Authenticating Agent shall be liable for or assume any responsibility for their correctness;

(ii) the Trustee makes no representations as to, and shall not be liable for, the validity or sufficiency of this Indenture or of the Securities or Coupons;

(iii) neither the Trustee nor any Authenticating Agent shall be accountable for the use or application by the Corporation of any of the Securities or Coupons or of the proceeds thereof;

(iv) nothing herein contained shall impose any obligation on the Trustee to see or to require evidence of registration or filing (or renewals thereof) of this Indenture or any instrument ancillary or supplemental hereto;

(v) the Trustee shall not be bound to give any notice of the execution hereof;

(vi) the Trustee shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the covenants herein contained or of any act of the agents or servants of the Corporation;

(vii) the Corporation shall indemnify the Trustee, its directors, officers and employees for, and hold it harmless against, any and all loss, liability or expense, including taxes (other than taxes based upon the income of the Trustee) incurred without negligence or willful misconduct on its part, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, including the costs and expenses of defending itself against any claim (whether asserted by the Corporation, any Holder or any other Person) or liability in connection with the exercise or performance of any of its powers or duties hereunder; and

(viii) the Corporation will pay the Trustee from time to time in writing such compensation for all services hereunder as the parties shall agree from time to time and will repay to the Trustee on demand all expenditures or advances whatever that the

Trustee may reasonably make or incur in and about the execution of the trusts hereby created (including the reasonable compensation and the expenses and disbursements of its agents and counsel).

As security for the performance of the obligations of the Corporation under Sections 6.03(vii) and 6.03(viii), the Trustee shall have a lien prior to the Securities upon all property and funds held or collected by the Trustee as such, except funds held in trust for the payment of principal of (and premium, if any) or interest on particular Securities. The obligations of the Company under this Section shall survive the satisfaction and discharge of this Indenture and the resignation or removal of the Trustee.

SECTION 6.04 Trustee Not Required to Give Security. The Trustee shall not be required to give a bond or security for the execution of the trusts or its conduct or administration hereunder.

SECTION 6.05 No Person Dealing with Trustee Need Inquire. No person dealing with the Trustee shall be concerned to inquire whether the powers that the Trustee is purporting to exercise have become exercisable, or whether any money remains due upon the Securities or to see to the application of any money paid to the Trustee.

SECTION 6.06 May Hold Securities. The Trustee, any Authenticating Agent, any Paying Agent, any Security Registrar or any other agent of the Corporation, in its individual or in any other capacity, may become the owner or pledgee of Securities or Coupons and, subject to Section 6.08, may otherwise deal with the Corporation with the same rights it would have if it were not Trustee, Authenticating Agent, Paying Agent, Security Registrar or such other agent, and without being liable to account for any profit made thereby.

SECTION 6.07 Money Held In Trust. Money held in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed with the Corporation.

SECTION 6.08 Disqualification; Conflicting Interest. The Trustee for the Securities of any series issued hereunder shall be subject to the provisions of Section 310(b) of the Trust Indenture Act during the period of time provided for therein. In determining whether the Trustee has a conflicting interest as defined in Section 310(b) of the Trust Indenture Act with respect to the Securities of any series, there shall be excluded for purposes of the conflicting interest provisions of such Section 310(b) the Securities of every other series issued under this Indenture. Nothing herein shall prevent the Trustee from filing with the Commission the application referred to in the second to last paragraph of Section 310(b) of the Trust Indenture Act.

SECTION 6.09 Corporate Trustee Required; Eligibility. There shall at all times be a Trustee hereunder for each series of Securities which shall be (i) a corporation organized and doing business under the laws of the United States of America, any State thereof or the District of Columbia, authorized under such laws to exercise corporate trust powers and subject to supervision or examination by United States federal or State authority, or (ii) a corporation or other Person organized and doing business under the laws of any other government which is permitted to act as Trustee pursuant to any rule, regulation or order of the Commission, authorized under such laws to exercise corporate trust powers and subject to supervision or examination by an authority of such government, or a political subdivision thereof, substantially equivalent to the supervision or examination applicable to an institution described in clause (i) above, in each case under clauses (i) and (ii) having a combined capital and surplus of at least $50,000,000 and its Corporate Trust Office in New York, New York, provided that there shall be such a corporation or other Person in such location willing to act upon customary and reasonable terms. If such corporation or other Person publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section the combined capital and surplus of such corporation or other Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. Neither the Corporation nor any Person directly or indirectly controlling, controlled by or under common control with the Corporation shall serve as Trustee. For purposes of the preceding sentence, the term “control shall mean the power to direct the management and policies of a Person directly or through one or more intermediaries, whether through the ownership of voting securities, by contract, or otherwise, and the terms “controlling” and “controlled” shall have meanings correlative to the foregoing. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, the Trustee shall resign immediately in the manner and with the effect hereinafter specified in this Article.

SECTION 6.10 Resignation and Removal; Appointment of Successor. (a) No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of Section 6.11.

(b) The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder at any time with respect to the Securities of one or more series by giving to the Corporation 30 days’ notice in writing or such shorter notice as the Corporation may accept as sufficient. If the instrument of acceptance by a successor Trustee required by Section 6.11 shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee at the expense of the Corporation may petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

(c) The Trustee may be removed at any time with respect to the Securities of any series by the Act of the Holders of a majority in aggregate principal amount of the Securities of such series then Outstanding delivered to the Trustee and to the Corporation by notice delivered no less than 30 days prior to the effective date of such removal. If the instrument of acceptance by a successor Trustee required by Section 6.11 shall not have been delivered to the Trustee within 30 days after such removal, the Trustee at the expense of the Corporation may petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

(d) If at any time:

(i) the Trustee shall fail to comply with Section 310(b) of the Trust Indenture Act pursuant to Section 6.08 with respect to the Securities of any series after written request therefor by the Corporation or by any Holder who has been a bona fide Holder of a Security of such series for at least six months; or

(ii) the Trustee shall cease to be eligible under Section 6.09 and shall fail to resign after written request therefor by the Corporation or by any such Holder; or

(iii) the Trustee shall be dissolved, shall become incapable of acting or shall become or be adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation;

then, in any such case (a) the Corporation by a Directors’ Resolution may remove the Trustee with respect to the Securities of any or all series, as appropriate, or (b) subject to Section 5.15, any Holder who has been a bona fide Holder of a Security of an affected series for at least six months may, on behalf of such Holder and all other Holders similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee or Trustees.

(e) If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, with respect to the Securities of one or more series, the Corporation, by a Directors’ Resolution, shall promptly appoint a successor Trustee or Trustees with respect to the Securities of such series and shall comply with the applicable requirements of Section 6.11. If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee with respect to the Securities of any series shall be appointed by Act of the Holders of a majority in aggregate principal amount of the Securities of such series then Outstanding delivered to the Corporation and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with the applicable requirements of Section 6.11, become the successor Trustee with respect to the Securities of such series and to that extent supersede the successor Trustee appointed by the Corporation with respect to the Securities of such series. If no successor Trustee with respect to the Securities of any series shall have been so appointed by the Corporation or the Holders and accepted appointment in the manner required by Section 6.11, any Holder who has been a bona fide Holder of a Security of such series for at least six months may, on behalf of such Holder and all other Holders similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

(f) The Corporation shall give notice of each resignation and each removal of the Trustee with respect to the Securities of any series and each appointment of a successor Trustee with respect to the Securities of any series. If the Corporation shall fail to give such notice within 10 days after acceptance of appointment by the successor Trustee, the successor Trustee shall cause such notice to be given at the expense of the Corporation. Each notice shall include the name of the successor Trustee with respect to the Securities of such series and the address of its Corporate Trust Office.

SECTION 6.11 Acceptance of Appointment by Successor. (a) In case of the appointment hereunder of a successor Trustee with respect to the Securities of one or more series, each successor Trustee so appointed shall execute, acknowledge and deliver to the Corporation and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee with respect to such applicable series of the Securities shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee with respect to such applicable series; but, on the request of the Corporation or the successor Trustee, such retiring Trustee shall, upon payment of its charges then unpaid, execute, acknowledge and deliver an instrument transferring to such successor Trustee all such rights, powers and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder.

(b) In case of the appointment hereunder of a successor Trustee with respect to the Securities of one or more series, the Corporation, the retiring Trustee and each successor Trustee with respect to the Securities of one or more series shall execute, acknowledge and deliver an indenture supplemental hereto in which each successor Trustee shall accept such appointment and which shall (i) contain such provisions as shall be deemed necessary or desirable to transfer and confirm to, and to vest in, each successor Trustee all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of each series to which the appointment of such successor Trustee relates, (ii) if the retiring Trustee shall not be retiring with respect to the Securities of all series, contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of the series as to which the retiring Trustee shall not be retiring shall continue to be vested in the retiring Trustee and (iii) add to or change any of the provisions of this Indenture to the extent necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, it being understood that nothing herein or in such supplemental indenture (except as specifically provided for therein) shall constitute such Trustees co-trustees of the same trust and that each such Trustee shall be trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Trustee; and upon the execution and delivery of such supplemental indenture, the resignation or removal of the retiring Trustee shall become effective to the extent provided therein, and each such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of each series to which the appointment of such successor Trustee relates, and upon payment of its outstanding fees and expenses, such retiring Trustee shall duly assign, transfer and deliver to each successor Trustee all property and money held by such retiring Trustee hereunder with respect to the Securities of each series to which the appointment of such successor Trustee relates.

(c) Upon request of any such successor Trustee, the Corporation shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all rights, powers and trusts referred to in Section 6.11(a) or (b), as the case may be.

(d) No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

SECTION 6.12 Merger, Consolidation, Amalgamation or Succession to Trustee. Any corporation into which the Trustee may be merged or with which it may be consolidated or amalgamated, or any corporation resulting from any merger, consolidation or amalgamation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or instrument or any further act on the part of any of the parties hereto. In case any Securities shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Securities so authenticated with the same effect as though such successor Trustee had itself authenticated such Securities.

SECTION 6.13 Appointment of Authenticating Agent. The Trustee may appoint an Authenticating Agent or Agents with respect to one or more series of the Securities which shall be authorized to act on behalf of, and subject to the direction of, the Trustee to authenticate the Securities of such series, including Securities issued upon original issue, exchange, registration of transfer or partial redemption thereof or pursuant to Section 3.06; and Securities so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as though authenticated by the Trustee. Wherever reference is made in this Indenture to the authentication and delivery of the Securities of any series by the Trustee or to the Trustee’s certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by any Authenticating Agent for such series and a certificate of authentication executed on behalf of the Trustee by such Authenticating Agent. Each Authenticating Agent shall be acceptable to the Corporation and shall at all times be either (i) a corporation organized and doing business under the laws of the United States of America, any State thereof or the District of Columbia, authorized under such laws to act as Authenticating Agent, having a combined capital and surplus of not less than $50,000,000 and subject to supervision or examination by Federal or State authority or (ii) a corporation or other Person organized and doing business under the laws of Canada or any province thereof or England or Luxembourg, authorized under such laws to act as Authenticating Agent, having a combined capital and surplus of not less than $50,000,000 and subject to supervision or examination by governmental authority of its jurisdiction of incorporation and organization. If such Authenticating Agent publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section the combined capital and surplus of such Authenticating Agent shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, such Authenticating Agent shall resign immediately in the manner and with the effect specified in this Section.

Any corporation into which an Authenticating Agent may be merged or converted or with which it may be consolidated or amalgamated, or any corporation resulting from any merger, conversion, consolidation or amalgamation to which such Authenticating Agent shall be a party, or any corporation succeeding to all or substantially all of the corporate agency or corporate trust business of any Authenticating Agent, shall be the successor to such Authenticating Agent with respect to all series of the Securities for which it served as Authenticating Agent, provided such corporation shall be otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustee or such Authenticating Agent.

Any Authenticating Agent may resign at any time by giving written notice thereof to the Trustee and to the Corporation. The Trustee may at any time terminate the appointment of any Authenticating Agent by giving written notice thereof to such Authenticating Agent and to the Corporation. Upon receiving such notice of resignation or upon such termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the Trustee may appoint a successor Authenticating Agent which shall be acceptable to the Corporation and shall, at the expense of the Corporation, provide notice of such appointment to all Holders of the Securities affected thereby in the manner provided in Section 6.10 with respect to the appointment of a successor Trustee. Any successor Authenticating Agent, upon acceptance of its appointment hereunder, shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as though originally named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section.

The Corporation agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services hereunder.

SECTION 6.14 Notice of Defaults. Within 30 days after the occurrence of any default hereunder with respect to Securities of any series, the Trustee shall transmit by mail to all Holders Securities of such series, as their names and addresses appear in the Security Register, notice of such default hereunder known to the Trustee, unless such default shall have been cured or waived; provided, however, that, except in the case of a default in the payment of the principal of (or premium, if any) or interest on any Security of such series or in payment of any sinking or purchase fund installment or analogous obligation with respect to Securities of such series, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the Holders Securities of such series; and provided, further, that in the case of any default of the character specified in Section 5.01(3) with respect to Securities of such series no such notice to Holders of Securities of such series shall be given until at least 60 days after the occurrence thereof. For the purpose of this Section, the term “default”, with respect to Securities of any series, means any event which is, or after notice or lapse of time or both would become, an Event of Default with respect to Securities of such series.

ARTICLE VII

CONSOLIDATION, MERGER, AMALGAMATION, SALE OR TRANSFER

SECTION 7.01 Consolidation, Merger, Amalgamation or Succession to Business. The Corporation shall not enter into any transaction (whether by way of consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of its assets would become the property of any other Person (herein called a “Successor”) unless:

(1) prior to or contemporaneously with the consummation of such transaction the Corporation and/or the Successor shall have executed such instruments, which may include a supplemental indenture, and done such things, if any, as are necessary or advisable to establish that upon the consummation of such transaction:

(i) the Successor will have assumed all the covenants and obligations of the Corporation under this Indenture in respect of the Securities of every series; and

(ii) the Securities of every series will be valid and binding obligations of the Successor entitling the Holders thereof, as against the Successor to all the rights of Holders of Securities under this Indenture;

it being understood, for greater certainty, that no supplemental indenture shall be required if the transaction in question is an amalgamation of the Corporation with any one or more corporations, which amalgamation is governed by the statutes of Canada or any province thereof and upon the effectiveness of such amalgamation, the Successor shall continue to be liable for all of the covenants and obligations of the Corporation under this Indenture in respect of the Securities of every series by operation of law;

(2) the Successor is a corporation, company, partnership, or trust organized and validly existing under the laws of Canada or any province thereof or of the United States, any state thereof or the District of Columbia;

(3) the Corporation has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel each stating that such transaction and such supplemental indenture comply with this Article and all conditions precedent herein provided for relating to such transaction have been complied with; and

(4) immediately before and after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing.

SECTION 7.02 Successor to Possess Powers of the Corporation. Whenever the conditions of Section 7.01 hereof shall have been duly observed and performed the Successor shall possess and from time to time may exercise each and every right and power of the Corporation under this Indenture in the name of the Corporation or otherwise and any act or proceeding by any provision hereof required to be done or performed by any Director or

Officer of the Corporation may be done and performed with like force and effect by the like directors or officers of the Successor.

ARTICLE VIII

SUPPLEMENTAL INDENTURES

SECTION 8.01 Supplemental Indentures Without Consent of Holders. Without the consent of the Holders of any series, the Corporation, when authorized by a Directors’ Resolution, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto, in form satisfactory to the Trustee, for any one or more of the following purposes:

(1) to evidence the succession of another Person, or successive successions of other Persons, to the Corporation and the assumption by any such successor of the covenants and obligations of the Corporation herein and in the Securities and the Coupons appertaining thereto;

(2) to add to the covenants of the Corporation for the benefit of the Holders of all or any series of the Securities (and if such covenants are to be for the benefit of less than all series of the Securities, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power herein conferred upon the Corporation;

(3) to add any additional Events of Default with respect to all or any series of the Securities for the benefit of the Holders of all or any series of Securities;

(4) to add to or change any of the provisions of this Indenture to such extent as shall be necessary to permit or facilitate the issuance of the Securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons or to permit or facilitate the issuance of Securities in uncertificated form; provided that any such action shall not adversely affect the interests of the Holders of any series or any related Coupons in any material respect;

(5) to add to, change or eliminate any provision of this Indenture in respect of one or more series of Securities, provided that any such addition, change or elimination shall become effective only when there is no Security Outstanding of any series created prior to the execution of such supplemental indenture which is entitled to the benefit of such provision;

(6) to secure the Securities and the Coupons appertaining thereto pursuant to the requirements of Section 9.01 or otherwise;

(7) to establish the form or forms and the terms of the Securities of any series as permitted by Sections 2.01 and 3.01;

(8) to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Securities of one or more series and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, pursuant to the requirements of Section 6.11; or

(9) to cure any ambiguity, to correct or supplement any provision herein or in any supplemental indenture which may be defective or inconsistent with any other provision herein or in any supplemental indenture, or to make any other provisions as may be necessary or desirable, including the making of any modifications in the form of the Securities and the Coupons appertaining thereto, provided that such action shall be not prejudicial, in any material respect, to the interests of the Holders of the Securities of any series or the Coupons appertaining thereto.

SECTION 8.02 Supplemental Indentures With Consent of Holders. With the consent of the Holders of not less than a majority in aggregate principal amount of the Securities of each series then Outstanding and affected by such supplemental indenture (voting as one class), by Act of such Holders delivered to the Corporation and the Trustee, the Corporation, when authorized by a Directors’ Resolution, and the Trustee, at any time or from time to time, shall enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or any supplemental indenture or of modifying in any manner the rights of the Holders of the Securities of each such series or of the Coupons appertaining thereto; provided, however, that no such supplemental indenture shall, without the consent of all Holders of all Outstanding Securities affected thereby,

(1) change the Stated Maturity of the principal of, or any installment of principal of or interest on, such Security,

(2) reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof,

(3) reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 5.02,

(4) change any Place of Payment where, or the coin or currency in which, such Security or any premium or interest thereon is payable,

(5) impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date),

(6) reduce the percentage in principal amount of the Outstanding Securities of such series, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of this Indenture or certain Events of Default hereunder and their consequences) provided for in this Indenture, or

(7) modify any of the provisions of this Section or Section 5.14, except to increase any such percentage or adversely affect any right to convert or exchange any Security or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Security affected thereby, provided, however, that this clause shall not be deemed to require the consent of any Holder with respect to changes in the references to “the Trustee”, in accordance with the requirements of Sections 6.11 and 8.01(8) and concomitant changes in this Section, or the deletion of this proviso.

A supplemental indenture which changes or eliminates any covenant or other provision of this Indenture which has expressly been included solely for the benefit of one or more (but less than all) series of the Securities, or which modifies the rights of the Holders of such series or of the Coupons appertaining thereto with respect to such covenant or other provision, shall be deemed not to affect the rights under this Indenture of the Holders of the Securities of any other series or of the Coupons appertaining thereto.

It shall not be necessary for any Act of Holders under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.

SECTION 8.03 Execution of Supplemental Indentures. In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustee shall be provided with, and (subject to Section 6.01) shall be fully protected in conclusively relying upon, an Officers’ Certificate and an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture and that such supplemental indenture is the legal, valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms. The Trustee may, but shall not be obligated to, enter into any such supplemental indenture which affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise.

SECTION 8.04 Effect of Supplemental Indentures. Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of the Securities theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

SECTION 8.05 Reference in Securities to Supplemental Indentures. The Securities of any series authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Corporation shall so determine, new Securities of any series so modified as to conform, in the opinion of the Trustee and the Corporation, to any such supplemental indenture may be prepared and executed by the Corporation and authenticated and delivered by the Trustee in exchange for Outstanding Securities of such series.

SECTION 8.06 Conformity with Trust Indenture Act. Every supplemental indenture executed pursuant to this Article shall conform to the requirements of the Trust Indenture Act as then in effect.

SECTION 8.07 Notice of Supplemental Indentures. Promptly after the execution by the Corporation and the Trustee of any supplemental indenture pursuant to the provisions of Section 8.02, the Corporation shall give notice thereof to the Holders of each Outstanding Security affected, in the manner provided for in Section 1.07, setting forth in general terms the substance of such supplemental indenture.

ARTICLE IX

COVENANTS OF THE CORPORATION

SECTION 9.01 General Covenants. The Corporation hereby covenants and agrees that, subject to all the provisions of this Indenture:

(1) it will duly and punctually pay or cause to be paid to the Holder of every Security of each series the principal thereof, premium thereon, if any, and interest accrued thereon and, in case of default, interest on the amount in default, on the dates and at the places, in the money and in the manner mentioned herein and in such Securities;

(2) in order to prevent any accumulation after the Stated Maturity of interest, it will not, directly or indirectly, extend or assent to the extension of time for payment of any interest upon any Security, and will not, directly or indirectly, be a party to or approve any such arrangement by purchasing or funding such interest or in any other manner; and

(3) so long as any of the Securities remain outstanding, it will not, and will not permit any Subsidiary to, create, assume or otherwise have outstanding any Security Interest, except for Permitted Encumbrances, on or over any present or future Railway Properties of the Corporation or any of its Subsidiaries or on any shares in the capital stock of any Railroad Subsidiary securing any Indebtedness of any Person without also at the same time or prior thereto securing equally and ratably with such other Indebtedness all of the Securities then Outstanding under the Indenture.

SECTION 9.02 Certificates of Compliance. The Corporation shall deliver to the Trustee annually within 120 days (or such longer period as the Trustee in its discretion may consent to) after the end of each fiscal year, and at any other reasonable time if the Trustee so requires, an Officers’ Certificate stating that the Corporation has complied with all covenants, conditions or other requirements contained in this Indenture, non-compliance with which would, with the giving of notice or the lapse of time, or both, constitute an Event of Default hereunder or, if the Corporation has not complied with all such requirements, giving particulars as to each non-compliance.

SECTION 9.03 Maintenance of Office or Agency. The Corporation will maintain in each Place of Payment for the Securities of any series an office or agency where Securities of that series may be presented or surrendered for payment, where Securities of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Corporation in respect of the Securities of that series and this Indenture may be served. The Corporation will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Corporation shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and the Corporation hereby appoints the Trustee as its agent to receive all such presentations, surrenders, notices and demands.

The Corporation may also from time to time designate one or more other offices or agencies where the Securities of one or more series may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Corporation of its obligation to maintain an office or agency in each Place of Payment for Securities of any series for such purposes. The Corporation will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

SECTION 9.04 Money for Securities Payments to Be Held In Trust. If the Corporation shall at any time act as its own Paying Agent with respect to any series of Securities, it will, on or before each due date of the principal of or any premium or interest on any of the Securities of that series, segregate and hold in trust for the benefit of the Persons entitled thereto a sum sufficient to pay the principal and any premium and interest so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will promptly notify the Trustee of its actions or failure so to act.

Whenever the Corporation shall have one or more Paying Agents for any series of Securities, it will, prior to each due date of the principal of or any premium or interest on any Securities of that series, deposit with a Paying Agent a sum sufficient to pay such amount, and (unless such Paying Agent is the Trustee) the Corporation will promptly notify the Trustee of its action or failure so to act.

The Corporation will cause each Paying Agent for the Securities of any series other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent will, during the continuance of any default by the Corporation (or any other obligor upon the Securities of that series) in the making of any payment in respect of the Securities of that series, upon the written request of the Trustee, forthwith pay to the Trustee all sums held in trust by such Paying Agent for payment in respect of the Securities of that series.

The Corporation may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Corporation Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Corporation or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Corporation or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such money.

Any money deposited with the Trustee or any Paying Agent, or then held by the Corporation, in trust for the payment of the principal of or any premium or interest on any Security of any series and remaining unclaimed for two years after such principal, premium or interest has become due and payable shall be paid to the Corporation on Corporation Request, or (if then held by the Corporation) shall be discharged from such trust; and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to the Corporation for payment of such principal, premium or interest on such Security and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Corporation as trustee thereof, shall thereupon cease; provided, however, that the Corporation, before the Trustee or such Paying Agent is required to make any such repayment, may cause to be published once, in an Authorized Newspaper in Canada, if required, and, if required, The City of New York and, if required, the United Kingdom and, if required, Luxembourg, notice that such money remains unclaimed and that, after a date specified therein, which shall be not less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Corporation.

SECTION 9.05 Maintenance of Corporate Existence. Subject to Article Seven, the Corporation will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence in good standing and will conduct its business in a prudent manner.

SECTION 9.06 Payment of Taxes and Other Claims. The Corporation will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all material taxes, assessments and governmental charges levied or imposed upon the Corporation or upon the income, profits or assets of the Corporation, and (ii) all lawful claims against the Corporation for labor, materials and supplies which, if unpaid, might by law become a lien upon the assets of the Corporation; provided, however, that the Corporation shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

SECTION 9.07 Additional Amounts. All payments made by the Corporation under or with respect to the Securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Canadian Taxes”), unless the Corporation is required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If the Corporation is so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Securities, the Corporation will pay as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount the Holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a Holder (such Holder, an “Excluded Holder”) in respect of the beneficial owner thereof:

(i) with which the Corporation does not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

(ii) which is subject to such Canadian Taxes by reason of the Holder being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of Securities or the receipt of payments thereunder;

(iii) which is subject to such Canadian Taxes by reason of the Holder’s failure to comply with any certification, identification, information, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes;

(iv) by reason of such Holder or beneficial owner being a “specified shareholder” (within the meaning of subsection 18(5) of the Income Tax Act (Canada)) of us at the time of payment or deemed payment, or by reason of such Holder or beneficial owner not dealing at arm’s length for the purposes of the Income Tax Act (Canada) with a “specified shareholder” of us at the time of payment or deemed payment; or

(v) if the Holder or beneficial owner of, or person ultimately entitled to obtain any interest in, the Securities is not the sole beneficial owner of such payments, or is a fiduciary or partnership, to the extent that any beneficial owner, beneficiary or settlor with respect to such fiduciary or any partner or member of such partnership would not have been entitled to such Additional Amounts with respect to such payments had such beneficial owner, beneficiary, settlor, partner or member received directly its beneficial or distributive shares of such payments.

The Corporation will also:

(i) make such withholding or deduction; and

(ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

The Corporation will furnish to the Trustee and Holders of the Securities, within 30 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by the Corporation.

The Corporation will indemnify and hold harmless each Holder (other than an Excluded Holder) and upon written request reimburse each such Holder for the amount of:

(i) any Canadian Taxes so levied or imposed and paid by such Holder as a result of payments made under or with respect to the Securities;

(ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

(iii) any Canadian Taxes imposed with respect to any reimbursement under clause (i) or (ii) above, but excluding any such Canadian Taxes on such Holder’s net income.

Wherever in this Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a Security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

In any event, no Additional Amounts or indemnity will be payable with respect to taxes imposed directly or indirectly under FATCA and no Additional Amounts or indemnity will be payable in excess of the Additional Amounts or indemnity which would be required if the Holder was a resident of the United States for purposes of, and entitled to claim the benefits under, the Canada-United States Income Tax Convention (1980), as amended.

SECTION 9.08 Original Issue Discount. The Corporation shall provide to the Trustee on a timely basis such information as the Trustee requires to enable the Trustee to prepare and file any form required to be submitted by the Corporation with the Internal Revenue Service and the Holders of the Securities relating to original issue discount, including, without limitation, Form 1099-OID or any successor form.

ARTICLE X

REDEMPTION OF SECURITIES

SECTION 10.01 Applicability of Article. The Securities of any series which are redeemable before their Stated Maturity shall be redeemable in accordance with their terms and (except as otherwise established in accordance with Section 3.01 for the Securities of a particular series) in accordance with this Article.

SECTION 10.02 Election to Redeem; Notice to Trustee. The election of the Corporation to redeem any Securities shall be evidenced by a Directors’ Resolution. In case of any redemption at the election of the Corporation of less than all the Securities of any series, the Corporation shall, at least 60 days prior to the Redemption Date fixed by the Corporation (unless a shorter notice shall be acceptable to the Trustee), notify the Trustee of such Redemption Date and of the principal amount of the Securities of such series to be redeemed and, if applicable, of the tenor of the Securities to be redeemed. Such notice shall be irrevocable. In the case of any redemption of Securities prior to the expiration of any restriction on such redemption provided in the terms of such Securities or elsewhere in this Indenture, the Corporation shall furnish the Trustee with an Officers’ Certificate evidencing compliance with such restriction.

SECTION 10.03 Selection by Trustee of Securities to be Redeemed. If less than all the Securities of any series are to be redeemed (unless all of the Securities of such series and of a specified tenor are to be redeemed), the particular Securities to be redeemed shall be selected, not more than 60 days prior to the Redemption Date, by the Trustee, in accordance with the Depositary’s procedures, from among the Outstanding Securities of such series (and, if applicable, of the specified tenor) not previously called for redemption, by such method as the Trustee shall deem fair and appropriate and which may provide for the selection for redemption of portions (equal to the minimum authorized denomination for the Securities of such series or any integral multiple thereof) of the principal amount of the Securities of such series of a denomination larger than the minimum authorized denomination for the Securities of such series.

The Trustee shall promptly notify the Corporation in writing of the Securities selected for redemption and, in the case of any Securities selected for partial redemption, the principal amount thereof to be redeemed.

For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to the redemption of Securities shall relate, in the case of any Securities redeemed or to be redeemed only in part, to the portion of the principal amount of such Securities which has been or is to be redeemed.

SECTION 10.04 Notice of Redemption. Notice of redemption to the Holders of Registered Securities of any series to be redeemed shall be given by mailing notice of such redemption by first class mail, postage prepaid or, if sent through the Depositary, in accordance with the Depositary’s customary procedures, at least 30 days and not more than 60 days prior to the Redemption Date, to such Holders at their addresses as they shall appear on the Security Register. Notice of redemption to the Holders of Unregistered Securities of any series to be redeemed who have filed their names and addresses with the Trustee shall be given by mailing notice of such redemption by first class mail, postage prepaid or, if sent through the Depositary, in accordance with the Depositary’s customary procedures, at least 30 days and not more than 60 days prior to the Redemption Date, to such Holders at such filed addresses. Notice of redemption to all other Holders of Unregistered Securities of any series shall be given by the Corporation by publication in an Authorized Newspaper in Canada, if required, and, if required, The City of New York, and, if required, the United Kingdom and, if required, Luxembourg, in each case once in each of two successive calendar weeks, the first publication to be not less than 30 days and not more than 60 days prior to the Redemption Date. Any notice which is mailed or delivered in the manner herein provided shall be conclusively presumed to have been duly given, whether or not the Holder receives such notice. Failure to give notice by mail, or any defect in the notice to the Holder of any Security of any series designated for redemption in whole or in part, shall not affect the validity of the proceedings for the redemption of any other Security of such series.

All notices of redemption shall state:

(i) the Redemption Date;

(ii) the Redemption Price;

(iii) the accrued and unpaid interest;

(iv) the CUSIP (or applicable ISIN) or similar number of the Securities to be redeemed;

(v) if less than all of the Outstanding Securities of any series are to be redeemed, the identification (and, in the case of partial redemption, the portions of the principal amounts) of the particular Securities to be redeemed;

(vi) that on the Redemption Date the Redemption Price will become due and payable upon each such Security to be redeemed and that interest thereon will cease to accrue on and after such date;

(vii) the place or places where such Securities are to be surrendered for payment of the Redemption Price;

(viii) that the redemption is for a sinking or analogous fund, if such is the case;

(ix) in case any Security is to be redeemed in part only, the notice which relates to such Security shall state that on and after the Redemption Date, upon surrender of such Security, the holder will receive, without charge, a new Security or Securities of authorized denominations for the principal amount thereof remaining unredeemed;

(x) that, unless otherwise specified in such notice, Unregistered Securities of any series, if any, surrendered for redemption must be accompanied by all Coupons maturing subsequent to the Redemption Date or the amount of any such missing Coupon or Coupons will be deducted from the Redemption Price unless security or indemnity satisfactory to the Corporation, the Trustee and any Paying Agent is furnished; and

(xi) if Unregistered Securities of any series are to be redeemed and any Registered Securities of such series are not to be redeemed, and if such Unregistered Securities may be exchanged for Registered Securities not subject to redemption on such Redemption Date pursuant to Section 3.05 or otherwise, the last date, as determined by the Corporation, on which such exchanges may be made.

Each notice of redemption of Securities to be redeemed at the election of the Corporation shall be given by the Corporation or, at the Corporation’s request, such request to be delivered at least 5 Business Days prior to the date of the publication of the notice (or such shorter period as the Trustee may agree to), by the Trustee in the name and at the expense of the Corporation.

SECTION 10.05 Deposit of Redemption Price. Prior to 10 a.m. (New York City time) on any Redemption Date, the Corporation shall deposit with the Trustee or with a Paying Agent (or, if the Corporation shall be acting as its own Paying Agent, segregate and hold in trust as provided in Section 9.05) an amount of money sufficient to pay the Redemption Price of, and (except if the Redemption Date shall be an Interest Payment Date) accrued interest on, all the Securities which are to be redeemed on the Redemption Date.

SECTION 10.06 Securities Payable on Redemption Date. Notice of redemption having been given as aforesaid, the Securities so to be redeemed shall, on the

Redemption Date, become due and payable at the Redemption Price therein specified in the Currency in which the Securities of such series are payable (together with accrued interest, if any, to the Redemption Date), and from and after such date (unless the Corporation shall default in the payment of the Redemption Price and accrued interest) such Securities shall cease to bear interest, and the unmatured Coupons, if any, appertaining thereto shall be void. Upon surrender of any such Security for redemption in accordance with such notice, together with all Coupons, if any, appertaining thereto maturing after the Redemption Date, such Security shall be paid by the Corporation at the Redemption Price, together with accrued interest to the Redemption Date; provided, however, that, unless otherwise specified as contemplated by Section 3.01, installments of interest whose Stated Maturity is on or prior to the Redemption Date shall be payable, in the case of Unregistered Securities with Coupons attached thereto, to the Holders of the Coupons for such interest upon the surrender thereof or, in the case of Registered Securities, to the Holders of such Registered Securities, registered as such at the close of business on the relevant Regular or Special Record Dates according to their terms and the provisions of Section 3.07.

If any Unregistered Security surrendered for redemption shall not be accompanied by all appurtenant Coupons maturing after the Redemption Date, such Security may be paid after deducting from the Redemption Price an amount equal to the face amount of all such missing Coupons, or the surrender of such missing Coupon or Coupons may be waived by the Corporation and the Trustee if there be furnished to them such security or indemnity as they may require to save each of them and any Paying Agent harmless. If thereafter the Holder of such Security shall surrender to the Trustee or any Paying Agent any such missing Coupon in respect of which a deduction shall have been made from the Redemption Price, such Holder shall be entitled to receive the amount so deducted; provided, however, that interest represented by Coupons shall be payable only at an office or agency located outside the United States (except as otherwise provided in Section 9.04) and, unless otherwise specified as contemplated by Section 3.01, only upon presentation and surrender of those Coupons.

If any Security called for redemption shall not be so paid upon surrender thereof for redemption, the principal (and premium, if any) shall, until paid, bear interest from the Redemption Date at the same rate specified in such Security as the rate of interest (or Yield to Maturity, in the case of Original Issue Discount Securities).

SECTION 10.07 Securities Redeemed In Part. Any Security which is to be redeemed only in part shall be surrendered at an office or agency of the Corporation at a Place of Payment therefor (with, if the Corporation or the Trustee shall so require in the case of a Registered Security, due endorsement by, or a written instrument of transfer in form satisfactory to the Corporation and the Trustee duly executed by, the Holder thereof or other appropriate person), and the Corporation shall execute, and the Trustee shall authenticate and deliver to the Holder of such Security, without service charge to Holders, a new Security or Securities of the same series and of like tenor, of any authorized denomination as requested by such Holder, in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Security so surrendered.

SECTION 10.08 Redemption at the Option of the Corporation for Taxation Reasons. The Securities of a series will be subject to redemption in whole, but not in part, at the option of the Corporation, at any time, on not less than 30 nor more than 60 days prior written notice, at a redemption price equal to 100% of the principal amount thereof, together with accrued interest thereon to the redemption date, in the event there is more than an insubstantial risk that the Corporation has become or would become obligated to pay, on the next date on which any amount would be payable with respect to any such Securities, any Additional Amounts as a result of an amendment to or change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any amendment to or change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of the applicable prospectus by which such Securities are offered and sold. No redemption shall be made pursuant to this paragraph unless:

(i) The Corporation shall have received an opinion of independent Counsel that there is more than an insubstantial risk that Additional Amounts will be payable on the next payment date in respect of such series of Securities;

(ii) The Corporation shall have delivered to the Trustee an Officers’ Certificate stating that the Corporation is entitled to redeem such Securities pursuant to the terms of such series of Securities; and

(iii) At the time such notice of redemption is given, such obligation to pay such Additional Amounts remains in effect.

ARTICLE XI

SINKING FUNDS

SECTION 11.01 Applicability of Article. The provisions of this Article shall be applicable to any sinking fund for the retirement of Securities of any series, except as otherwise established in accordance with Section 3.01 for the Securities of such series.

The minimum amount of any sinking fund payment provided for by the terms of the Securities of any series is in this Section referred to as a “mandatory sinking fund payment”, and any payment in excess of such minimum amount provided for by the terms of the Securities of any series is in this Section referred to as an “optional sinking fund payment”. The date on which any sinking fund payment is to be made is in this Section referred to as the “sinking fund payment date”. If so provided by the terms of the Securities of any series, the cash amount of any sinking fund payment may be subject to reduction as provided in Section 11.02. Each sinking fund payment in respect of the Securities of any series shall be applied to the redemption of the Securities of such series as provided for by the terms of the Securities of such series.

SECTION 11.02 Satisfaction of Sinking Fund Payments with Securities. Subject to Section 11.03, in lieu of making all or any part of any mandatory sinking fund payment with respect to the Securities of any series in cash, the Corporation may at its option (i) deliver to the Trustee Securities of such series theretofore purchased or otherwise acquired (except upon redemption pursuant to any mandatory sinking fund payment) by the Corporation or receive credit for Securities of such series (not previously so credited) theretofore purchased or otherwise acquired (except as aforesaid) by the Corporation and delivered to the Trustee for cancellation pursuant to Section 3.09; (ii) receive credit for any optional sinking fund payments (not previously so credited) made pursuant to this Section; or (iii) receive credit for any Securities of such series (not previously so credited) redeemed by the Corporation through any optional redemption provision contained in the terms of such series. Such Securities shall be received and credited for such purpose by the Trustee at the Redemption Price specified in such Securities for redemption through operation of the sinking fund therefor and the amount of such mandatory sinking fund payment shall be reduced accordingly.

SECTION 11.03 Redemption of Securities for Sinking Fund. Not less than 60 days prior to each sinking fund payment date for the Securities of any series, the Corporation will deliver to the Trustee an Officers’ Certificate (which need not contain the statements required by Section 1.02) (i) specifying the portion of the mandatory sinking fund payment due on such sinking fund payment date satisfied by the payment of cash and the portion to be satisfied by credit of Securities of such series pursuant to Section 11.02, (ii) stating that none of the Securities of such series to be so credited has theretofore been so credited, and (iii) stating whether or not the Corporation intends to exercise its right to make an optional sinking fund payment on such date with respect to such series and, if so, specifying the amount of such optional sinking fund payment. Any Securities of such series to be so credited and required to be delivered to the Trustee in order for the Corporation to be entitled to credit therefor which have not theretofore been delivered to the Trustee shall be delivered for cancellation pursuant to Section 3.09 to the Trustee with such Officers’ Certificate. Such Officers’ Certificate shall be irrevocable, and upon its receipt by the Trustee the Corporation shall become unconditionally obligated to make all the cash payments and other deliveries therein referred to on or before the next succeeding sinking fund payment date. Failure by the Corporation, on or before such 60th day, to deliver such Officers’ Certificate and Securities, if any, shall not constitute a default hereunder, but shall constitute, on and as of such 60th day, the irrevocable election by the Corporation that (i) the mandatory sinking fund payment for the Securities of such series due on the next succeeding sinking fund payment date shall be paid entirely in cash and (ii) the Corporation will make no optional sinking fund payment with respect to the Securities of such series on such date. Not more than 60 days prior to each sinking fund payment date with respect to the Securities of any series, the Trustee shall select the Securities of such series to be redeemed upon such sinking fund payment date in the manner specified in Section 10.03 (the Trustee’s decision as to such selection for redemption being final and binding on all parties) and cause notice of the redemption thereof to be given in the name and at the expense of the Corporation in the manner provided in Section 10.04. Such notice of redemption having been duly given, the redemption of the Securities of such series to be redeemed shall be made upon the terms and in the manner stated in Sections 10.05, 10.06 and 10.07.

ARTICLE XII

DEFEASANCE AND COVENANT DEFEASANCE

SECTION 12.01 Corporation’s Option to Effect Defeasance or Covenant Defeasance. Except as otherwise specified as contemplated by Section 3.01 for Securities of any series, the provisions of this Article Twelve shall be applicable to the Securities of each series; and the Corporation may at any time, at its option, by Directors’ Resolution elect to have either

Section 12.02 or Section 12.03 applied to the outstanding Securities of any series upon compliance with the applicable conditions set forth in this Article Twelve.

SECTION 12.02 Defeasance and Discharge. Upon the Corporation’s exercise of the option provided in Section 12.01 to defease the Securities of a particular series, the Corporation shall be discharged from its obligations with respect to the Securities of such series on the date that the applicable conditions set forth in Section 12.04 shall be satisfied. The term “defeasance” means that the Corporation shall be deemed to have paid and discharged the entire indebtedness represented by the Securities of such series and all Coupons appertaining thereto and to have satisfied all its other obligations under such Securities and Coupons and this Indenture insofar as such Securities and Coupons shall be concerned; and the Trustee, at the expense of the Corporation, shall execute proper instruments acknowledging the same; provided, however, that the following rights, obligations, powers, trusts, duties and immunities shall survive until otherwise terminated or discharged hereunder: (i) the rights of the Holders of the Securities of such series and such Coupons to receive, solely from the trust fund provided for in Section 12.04, payments in respect of the principal of (and premium, if any) and interest on such Securities and Coupons when and as such payments shall become due, (ii) the Corporation’s obligations with respect to such Securities and Coupons under Sections 3.04, 3.05, 3.06 and 9.05, (iii) the rights, powers, trusts, duties and immunities of the Trustee hereunder, (iv) the rights and obligations under this Article Twelve and (v) the rights and obligations described in the second paragraph of Section 4.01. Subject to compliance with this Article Twelve, the Corporation may exercise its option with respect to defeasance under this Section 12.02 notwithstanding the prior exercise of its option with respect to covenant defeasance under Section 12.03 with respect to the Securities of such series.

SECTION 12.03 Covenant Defeasance. Upon the Corporation’s exercise of the option provided in Section 12.01 to obtain a covenant defeasance with respect to the Securities of a particular series, the Corporation shall be released from its obligations under Sections 9.01(3), 9.04, 9.07 and 9.08 with respect to the Securities of such series on and after the date that the applicable conditions set forth in Section 12.04 shall be satisfied. The term “covenant defeasance” means that, with respect to the Securities of such series, the Corporation may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in Sections 9.01(3), 9.04, 9.07 and 9.08, whether directly or indirectly by reason of any reference elsewhere herein to such Section or Article or by reason of any reference in such Section or Article to any other provision herein or in any other document, and such omission to comply shall not constitute an Event of Default under Section 5.01 with respect to the Securities of such series; but the remaining provisions of this Indenture and the other terms of the Securities of such series shall be unaffected thereby.

SECTION 12.04 Conditions to Defeasance or Covenant Defeasance. The following shall be the conditions to defeasance under Section 12.02 and covenant defeasance under Section 12.03 with respect to the Securities of a particular series:

(1) The Corporation shall have irrevocably deposited or caused to be deposited with the Trustee as a trust fund in trust for the purpose of making the payments described below, and dedicated solely to, the benefit of the Holders of the Securities of such series: (i) the Required Currency in an amount, or (ii) Government Obligations which, through scheduled payments of principal and interest in respect thereof in accordance with their terms, will assure, not later than one day before the due date of any payment, cash in an amount, or (iii) a combination thereof, sufficient, in the opinion of a nationally recognized firm of independent chartered accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee to pay and discharge: (A) the principal of (and premium, if any, on) and each installment of principal of (and premium, if any) and interest on the Securities of such series and the Coupons appertaining thereto on the Stated Maturity of such principal or installment of principal or interest; and (B) any mandatory sinking fund payments or analogous payments applicable to the Securities of such series on the dates on which such payments shall become due and payable in accordance with the terms of this Indenture and of such Securities. Before such a deposit, the Corporation may give to the Trustee, in accordance with Section 10.02 hereof, a notice of its election to redeem all or any portion of such Outstanding Securities at a future date in accordance with the terms of such Securities and Article X hereof, which notice shall be irrevocable. Such irrevocable redemption notice, if given, shall be given effect in applying the foregoing.

(2) No Event of Default or event which, with notice or lapse of time or both, would become an Event of Default with respect to the Securities of such Series shall have occurred and be continuing on the date of such deposit or, insofar as Section 5.01(5) is concerned, at any time during the period ending on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period).

(3) Such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, this Indenture or any other agreement or instrument to which the Corporation is a party or by which it is bound.

(4) Such defeasance or covenant defeasance shall not cause any Securities of such series then listed on any national securities exchange registered under the U.S. Securities Exchange Act of 1934, as amended, to be delisted.

(5) In the case of a defeasance, the Corporation shall have delivered to the Trustee an Opinion of Counsel qualified to practice law in the United States stating that (A) if the deposit referred to in paragraph (1) above shall include Government Obligations in respect of any government other than the United States of America, such deposit shall not result in the Corporation, the Trustee or such trust constituting an “investment company” under the U.S. Investment Company Act of 1940, as amended, and (B) (i) the Corporation has received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of this Indenture, there has been a change in the applicable United States federal income tax laws or regulations in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of the Securities of such series and the Coupons appertaining thereto should not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and should be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

(6) In the case of a covenant defeasance, the Corporation shall have delivered to the Trustee an Opinion of Counsel qualified to practice law in the United States to the effect that (A) if the deposit referred to in paragraph (1) above shall include Government Obligations in respect of any government other than the United States of America, such deposit shall not result in the Corporation, the Trustee or such trust constituting an “investment company” under the U.S. Investment Company Act of 1940, as amended and (B) the Holders of Securities of such series then Outstanding and the Coupons appertaining thereto should not recognize income, gain or loss for United States federal income tax purposes as a result of such covenant defeasance and should be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred.

(7) The Corporation has delivered to the Trustee an Opinion of Counsel qualified to practice law in Canada or a ruling from the Canada Revenue Agency to the effect that the Holders of the Securities of such series then Outstanding should not recognize income, gain or loss for Canadian federal or provincial income or other Canadian tax purposes as a result of such defeasance or covenant defeasance and should be subject to Canadian federal or provincial income and other Canadian tax on the same amounts, in the same manner and at the same times as would have been the case had such defeasance or covenant defeasance, as the case may be, not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of such series then Outstanding include Holders who are not resident in Canada).

(8) The Corporation shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in this Section 12.04 relating to either the defeasance under Section 12.02 or the covenant defeasance under Section 12.03, as the case may be, have been satisfied.

(9) The Corporation is not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period).

(10) The Corporation has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940, as amended.

SECTION 12.05 Deposited Money and Government Obligations to be Held In Trust; Other Miscellaneous Provisions. Subject to the provisions of the last paragraph of Section 9.05, all money and Government Obligations (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee (collectively, for the purposes of this Section 12.05, the “Trustee”)) pursuant to Section 12.04 in respect of the Securities of a particular series then Outstanding and the Coupons appertaining thereto shall be held in trust and applied by the Trustee, in accordance with the provisions of such Securities and Coupons and this Indenture, to the payment, either directly or through any Paying Agent as the Trustee may determine, to the

Holders of such Securities and Coupons of all sums due and to become due thereon in respect of principal (and premium, if any) and interest, but such money need not be segregated from other funds except to the extent required by law.

The Corporation shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the Government Obligations deposited pursuant to Section 12.04 or the principal and interest received in respect thereof, other than any such tax, fee or other charge which by law is for the account of the Holders of the Securities and the Coupons for whose benefit such Government Obligations are held.

Anything in this Article Twelve to the contrary notwithstanding, the Trustee shall deliver or pay to the Corporation from time to time, upon Corporation Request, any money or Government Obligations held by it as provided in Section 12.04 which, in the opinion of a nationally recognized firm of independent chartered accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof which would then be required to be deposited for the purpose for which such money or Government Obligations were deposited.

SECTION 12.06 Reinstatement. If the Trustee or any Paying Agent is unable to apply any money in accordance with Section 12.05 by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Corporation’s obligations under this Indenture and such Securities shall be revived and reinstated as though no deposit had occurred pursuant to Section 12.04 until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 12.05; provided, however, that if the Corporation makes any payment of principal of or interest on any such Security following the reinstatement of its obligations, the Corporation shall be subrogated to the rights of the Holders of such Securities to receive such payment from the money held by the Trustee or Paying Agent.

ARTICLE XIII

MEETINGS OF HOLDERS

SECTION 13.01 Purposes for which Meetings May be Called. A meeting of the Holders of the Securities of one or more series may be called at any time and from time to time pursuant to the provisions of this Article for one or more of the following purposes:

(1) to give any notice to the Corporation or to the Trustee, to give any directions to the Trustee, to consent to the waiving of any Event of Default hereunder and its consequences or to take any other action authorized to be taken by the Holders of the Securities of such series pursuant to any of the provisions of Article Five;

(2) to remove the Trustee and appoint a successor Trustee with respect to the Securities of such series pursuant to the provisions of Article VI;

(3) to consent to the execution of an indenture or indentures supplemental hereto pursuant to the provisions of Section 8.02; or

(4) to take any other action required or permitted to be taken by or on behalf of the Holders of any specified percentage of the aggregate principal amount of the Securities of such series under any other provision of this Indenture or under applicable law.

SECTION 13.02 Convening of Meetings. The Trustee or the Corporation may at any time and from time to time, and the Trustee shall on requisition in writing made by the Corporation or by the Holders of at least 25% of the aggregate principal amount of the Securities of one or more series then Outstanding, convene a meeting of the Holders of the Securities of such series to take any action specified in Section 13.01. In the event of the Trustee failing to convene a meeting within 21 days after the receipt of requisition made as aforesaid, the Corporation or the Holders of at least 25% of the aggregate principal amount of the Securities of such series, as the case may be, may convene such meeting. Every such meeting shall be held in The City of New York or at such other place as the Trustee may approve.

SECTION 13.03 Notice. Notice of every such meeting, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting, shall be given by the Trustee or, in the event of the Trustee failing to convene a meeting specified in Section 13.02, by the Corporation or such Holders, not less than 21 and not more than 120 days prior to the date fixed for such meeting (i) if any Unregistered Securities of any affected series are then Outstanding, to the Holders thereof by publication of such notice at least twice in an Authorized Newspaper in such cities as the Trustee (or the Corporation or such Holders, if applicable) shall deem appropriate under the circumstances, (ii) if any Unregistered Securities of any affected series are then Outstanding, to the Holders thereof who have filed their names and addresses with the Trustee by mailing such notice to such Holders at such addresses and (iii) if any Registered Securities of any affected series are then outstanding, by mailing such notice to such Holders at their addresses as they shall appear on the Security Register. A copy of the notice shall be sent by prepaid registered mail to the Trustee unless the meeting has been called by it and to the Corporation unless the meeting has been called by it. A Holder of Securities may waive notice of a meeting either before or after the meeting.

SECTION 13.04 Persons Entitled to Vote, to be Present and to Speak at Meetings. To be entitled to vote at any meeting of the Holders of the Securities of one or more series, a Person shall be (i) a Holder of one or more Securities of such series or (ii) a Person appointed by an instrument in writing as proxy for a Holder of one or more Securities of such series. The only Persons who shall be entitled to be present or to speak at any such meeting shall be the Persons entitled to vote at such meeting and their Counsel, any representatives of the Trustee and its Counsel and any representatives of the Corporation and its Counsel.

SECTION 13.05 Quorum; Action. The Persons entitled to vote a majority in principal amount of the Outstanding Securities of a series shall constitute a quorum for a meeting of Holders of such series; provided, however, that, if any action is to be taken at such meeting with respect to a consent or waiver which this Indenture expressly provides may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Securities of a series, the Persons entitled to vote such specified percentage in principal amount of the Outstanding Securities of such series shall constitute a quorum. In the absence of a quorum within 30 minutes of the time appointed for any such meeting, the meeting shall, if convened at the request of Holders of such series, be dissolved. In any other case the meeting may be adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such meeting. In the absence of a quorum at any such adjourned meeting, such adjourned meeting may be further adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such adjourned meeting. Notice of the reconvening of any adjourned meeting shall be given as provided in Section 13.03, except that such notice need be given only once not less than five days prior to the date on which the meeting is scheduled to be reconvened. Notice of the reconvening of any adjourned meeting shall state expressly the percentage, as provided above, of the principal amount of the Outstanding Securities of such series which shall constitute a quorum.

Subject to the foregoing, at the reconvening of any meeting adjourned for lack of a quorum the Persons entitled to vote 25% in principal amount of the Outstanding Securities at the time shall constitute a quorum for the taking of any action set forth in the notice of the original meeting.

Except as limited by the proviso to Section 8.02, any resolution presented to a meeting or adjourned meeting duly reconvened at which a quorum is present as aforesaid may be adopted by the affirmative vote of the Holders of not less than a majority in principal amount of the Outstanding Securities of such series; provided, however, that, except as limited by the proviso to Section 8.02, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action which this Indenture expressly provides may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Securities of a series may be adopted at a meeting or an adjourned meeting duly reconvened and at which a quorum is present as aforesaid by the affirmative vote of the Holders of not less than such specified percentage in principal amount of the Outstanding Securities of such series.

Any resolution passed or decision taken at any meeting of Holders of any series duly held in accordance with this Section shall be binding on all the Holders of Securities of such series and the related Coupons, whether or not present or represented at the meeting.

Notwithstanding the foregoing provisions of this Section 13.05, if any action is to be taken at a meeting of Holders of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that this Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all Outstanding Securities affected thereby, or of the Holders of such series and one or more additional series:

(i) there shall be no minimum quorum requirement for such meeting; and

(ii) the principal amount of the Outstanding Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under this Indenture.

SECTION 13.06 Determination of Voting Rights; Conduct and Adjournment of Meetings.

(1) Notwithstanding any other provision of this Indenture, the Corporation, with the approval of the Trustee, in case it convenes the meeting or the Trustee in any other case may make such reasonable regulations as it may deem advisable for any meeting of the Holders of the Securities of one or more series in regard to (i) the proof of the holding of the Securities of such series, (ii) the appointment of proxies, (iii) the appointment and duties of inspectors of votes, (iv) the submission and examination of proxies and other evidence of the right to vote and (v) such other matters concerning the conduct of such meeting as it shall deem necessary or appropriate. Except as otherwise permitted or required by any such regulation, the holding of the Securities of such series and the appointment of any proxy shall be proved in the manner specified in Section 1.04.

(2) The Trustee shall, by an instrument in writing, appoint a chairman and secretary of such meeting, unless the meeting shall have been convened by the Corporation or by Holders as provided in Section 13.02, in which case the Corporation or such Holders, as the case may be, shall in like manner appoint a chairman and secretary.

(3) At any such meeting, each Holder of the Securities of such series or the proxy therefor shall be entitled to one vote for each $1,000 principal amount of the Securities of such series held or represented by such Holder or proxy; provided, however, that no vote shall be cast or counted at any such meeting in respect of any Security of such series challenged as not Outstanding and ruled by the permanent chairman of such meeting to be not Outstanding. No chairman of such meeting shall have any right to vote thereat, except as a Holder of the Securities of such series or as a proxy therefor.

(4) At any such meeting duly called pursuant to the provisions of Section 13.02, the presence of Persons holding or representing Securities of the affected series in an aggregate principal amount sufficient to take action on the business for the transaction of which such meeting was called shall constitute a quorum; but if less than a quorum shall be present, such meeting may be adjourned from time to time by the Holders of a majority in aggregate principal amount of the Securities of such series represented and entitled to vote at such meeting, and any such adjourned meeting may be held without further notice.

SECTION 13.07 Manner of Voting; Recording of Action. The vote upon any resolution submitted to any meeting of the Holders of the Securities of one or more series shall be by written ballots on which shall be subscribed the signatures of such Holders or their duly authorized proxies and the principal amount or amounts of the Securities represented thereby. The permanent chairman of such meeting shall appoint two inspectors of votes, who shall count all votes cast at such meeting for or against any resolution and shall make and file with the permanent secretary of such meeting their verified written report, in duplicate, of all votes cast at such meeting. A record, in duplicate, of the proceedings of such meeting shall be prepared by the permanent secretary of such meeting, and there shall be attached to such record (i) such report of the inspectors of votes and (ii) affidavits by one or more persons, having knowledge of the facts, setting forth a copy of the notice of such meeting and showing that such notice was given as provided in Section 13.02. Such record shall be signed and verified by the affidavits of the permanent chairman and the permanent secretary of such meeting. One of such duplicate records shall be delivered to the Corporation and the other shall be delivered to the Trustee, to be preserved by the Trustee, the latter having attached thereto the ballots voted at such meeting. Any record so signed and verified shall be conclusive evidence of the matters therein stated.

SECTION 13.08 Instrument in lieu of Resolution. Notwithstanding the foregoing provisions of this Indenture, any resolution or instrument signed in one or more counterparts by or on behalf of the Holders of the specified percentage of the aggregate principal amount of the Securities of any series shall have the same force and effect as a resolution passed by the Holders of such specified percentage at a meeting of the Holders of Securities of such series.

SECTION 13.09 Evidence of Instruments of Holders. Any request, direction, notice, consent or other instrument which this Indenture may require or permit to be signed or executed by the Holders of Securities may be in any number of concurrent instruments of similar tenor signed or executed by such Holders.

The Trustee may, in its discretion, require proof of execution in cases where it deems proof desirable and may accept such proof as it shall consider proper.

SECTION 13.10 Binding Effect of Resolutions. Every resolution passed by the Holders of the specified percentage at a meeting of the Holders of Securities of one or more series held in accordance with the provisions herein contained shall be binding upon all the Holders of Securities of such series, whether present at or absent from such meeting, and every instrument in writing signed by Holders of the specified percentage of Securities of one or more series in accordance with Section 13.07 shall be binding upon all the Holders of Securities of such series, whether signatories thereto or not, and each and every Holder of Securities of such series and the Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect thereto accordingly.

SECTION 13.11 No Delay of Rights. Nothing contained in this Article shall be deemed or construed to authorize or permit, by reason of any call of a meeting of the Holders of the Securities of one or more series, or any rights expressly or impliedly conferred hereunder to make such call, any hindrance or delay in the exercise of any right or rights conferred upon or reserved to the Trustee or to the Holders of the Securities of such series under any of the provisions of this Indenture or of the Securities of such series.

SECTION 13.12 Waiver of Jury Trial. Each of the Corporation and the Trustee hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Indenture, the Securities or the transactions contemplated hereby.

ARTICLE XIV

REPAYMENT AT OPTION OF HOLDERS

SECTION 14.01 Applicability of Article. Repayment of Securities of any series before their Stated Maturity at the option of Holders thereof shall be made in accordance with the terms of such Securities and (except as otherwise specified as contemplated by Section 3.01 for Securities of any series) in accordance with this Article.

SECTION 14.02 Repayment of Securities. Securities of any series subject to repayment in whole or in part at the option of the Holders thereof will, unless otherwise provided in the terms of such Securities, be repaid at a price equal to the principal amount thereof, together with interest, if any, thereon accrued to the Repayment Date specified in or pursuant to the terms of such Securities. The Corporation covenants that on or before the Repayment Date it will deposit with the Trustee or with a Paying Agent (or, if the Corporation is acting as its own Paying Agent, segregate and hold in trust as provided in Section 9.05) an amount of money in the Currency in which the Securities of such series are payable (except as otherwise specified pursuant to Section 3.01 for the Securities of such series and except, if applicable, as provided in Sections 3.11(b), 3.11(d) and 3.11(e)) sufficient to pay the principal (or, if so provided by the terms of the Securities of any series, a percentage of the principal) of and (except if the Repayment Date shall be an Interest Payment Date) accrued interest, if any, on, all the Securities or portions thereof, as the case may be, to be repaid on such date.

SECTION 14.03 Exercise of Option. Securities of any series subject to repayment at the option of the Holders thereof will contain an “Option to Elect Repayment” form on the reverse of such Securities. To be repaid at the option of the Holder, any Security so providing for such repayment, with the “Option to Elect Repayment” form on the reverse of such Security duly completed by the Holder (or by the Holder’s attorney duly authorized in writing), must be received by the Corporation at the Place of Payment therefor specified in the terms of such Security (or at such other place or places or which the Corporation shall from time to time notify the Holders of such Securities) not earlier than 45 days nor later than 30 days prior to the Repayment Date. If less than the entire principal amount of such Security is to be repaid in accordance with the terms of such Security, the principal amount of such Security to be repaid, in increments of the minimum denomination for Securities of such series, and the denomination or denominations of the Security or Securities to be issued to the Holder for the portion of the principal amount of such Security surrendered that is not to be repaid, must be specified. The principal amount of any Security providing for repayment at the option of the Holder thereof may not be repaid in part if, following such repayment, the unpaid principal amount of such Security would be less than the minimum authorized denomination of Securities of the series of which such Security to be repaid is a part. Except as otherwise may be provided by the terms of any Security providing for repayment at the option of the Holder thereof, exercise of the repayment option by the Holder shall be irrevocable unless waived by the Corporation.

SECTION 14.04 When Securities Presented for Repayment Become Due and Payable. If Securities of any series providing for repayment at the option of the Holders thereof shall have been surrendered as provided in this Article and as provided by or pursuant to the terms of such Securities, such Securities or the portions thereof, as the case may be, to be repaid shall become due and payable and shall be paid by the Corporation on the Repayment Date therein specified, and on and after such Repayment Date (unless the Corporation shall default in the payment of such Securities on such Repayment Date) such Securities shall, if the same were interest-bearing, cease to bear interest and the Coupons for such interest appertaining to any Unregistered Securities so to be repaid, except to the extent provided below, shall be void. Upon surrender of any such Security for repayment in accordance with such provisions, together with all Coupons, if any, appertaining thereto maturing after the Repayment Date, the principal amount of such Security so to be repaid shall be paid by the Corporation, together with accrued interest, if any, to the Repayment Date; provided, however, that Coupons whose Stated Maturity is on or prior to the Repayment Date shall be payable only at an office or agency located outside the United States (except as otherwise provided in Section 9.04) and, unless otherwise specified pursuant to Section 3.01, only upon presentation and surrender of such Coupons; and provided further that, in the case of Registered Securities, installments of interest, if any, whose Stated Maturity is on or prior to the Repayment Date shall be payable to the Holders of such Securities, or one or more Predecessor Securities, registered as such at the close of business on the relevant Record Dates according to their terms and the provisions of Section 3.07.

If any Unregistered Security surrendered for repayment shall not be accompanied by all appurtenant Coupons maturing after the Repayment Date, such Security may be paid after deducting from the amount payable therefor as provided in Section 14.02 an amount equal to the face amount of all such missing Coupons, or the surrender of such missing Coupon or Coupons may be waived by the Corporation and the Trustee if there be furnished to them such security or indemnity as they may require to save each of them and any Paying Agent harmless. If thereafter the Holder of such Security shall surrender to the Trustee or any Paying Agent any such missing Coupon in respect of which a deduction shall have been made as provided in the preceding sentence, such Holder shall be entitled to receive the amount so deducted; provided, however, that interest represented by Coupons shall be payable only at an office or agency located outside the United States (except as otherwise provided in Section 9.04) and, unless otherwise specified as contemplated by Section 3.01, only upon presentation and surrender of those Coupons.

If the principal amount of any Security surrendered for repayment shall not be so repaid upon surrender thereof, such principal amount (together with interest, if any, thereon accrued to such Repayment Date) shall, until paid, bear interest from the Repayment Date at the rate of interest or Yield to Maturity (in the case of Original Issue Discount Securities) set forth in such Security.

SECTION 14.05 Securities Repaid in Part. Upon surrender of any Registered Security which is to be repaid in part only, the Corporation shall execute and the Trustee shall authenticate, subject to the terms hereof, and deliver to the Holder of such Security, without service charge and at the expense of the Corporation, a new Registered Security or Securities of the same series, of any authorized denomination specified by the Holder, in an aggregate principal amount equal to and in exchange for the portion of the principal of such Security so surrendered which is not to be repaid.

ARTICLE XV

HOLDERS’ LISTS AND REPORTS BY TRUSTEE AND COMPANY

SECTION 15.01 Disclosure of Names and Addresses of Holders. Every Holder of Securities or Coupons, by receiving and holding the same, agrees with the Company and the Trustee that none of the Company or the Trustee or any agent of either of them shall be held accountable by reason of the disclosure of any such information as to the names and addresses of the Holders in accordance with Section 312 of the Trust Indenture Act, regardless of the source from which such information was derived, and that the Trustee shall not be held accountable by reason of mailing any material pursuant to a request made under Section 312(b) of the Trust Indenture Act.

SECTION 15.02 Reports by Trustee. Within 60 days after May 15 of each year commencing with the first May 15 after the first issuance of Securities pursuant to this Indenture, the Trustee shall transmit to the Holders, in the manner and to the extent provided in Section 313(c) of the Trust Indenture Act, a brief report dated as of such May 15 if required by Section 313(a) of the Trust Indenture Act.

SECTION 15.03 Reports by the Company. The Company shall:

(1) file with the Trustee, within 15 days after the Parent is required to file the same with the Commission, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which the Parent may be required to file with the Commission pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934; or if the Parent is not required to file information, documents, or reports pursuant to either of such Sections, then the Company shall file with the Trustee and the Commission, in accordance with rules and regulations prescribed from time to time by the Commission, such of the supplementary and periodic information, documents, and reports which may be required pursuant to Section 13 of the Securities Exchange Act of 1934 in respect of a debt security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations;

(2) file with the Trustee and the Commission, in accordance with rules and regulations prescribed from time to time by the Commission, such additional information, documents and reports with respect to compliance by the Company with the conditions and covenants of this Indenture as may be required from time to time by such rules and regulations;

(3) transmit to all Holders, in the manner and to the extent provided in Section 313(c) of the Trust Indenture Act, within 30 days after the filing thereof with the Trustee, such summaries of any information, documents and reports required to be filed by the Company pursuant to paragraphs (1) and (2) of this Section as may be required by rules and regulations prescribed from time to time by the Commission.

(4) Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers’ Certificates).

IN WITNESS WHEREOF the parties hereto have caused this Indenture to be duly executed as of the day and year first above written.

CANADIAN PACIFIC RAILWAY COMPANY

By:	/s/ Mark Erceg
	Name:	Mark Erceg
	Title:	Executive Vice-President and
Chief Financial Officer

By:	/s/ Darren J. Yaworsky
	Name:	Darren J. Yaworsky
	Title:	Vice-President and Treasurer

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Martin Reed
Martin Reed
Vice President